Exhibit 99.1

EXECUTION VERSION

ESSILOR INTERNATIONAL (COMPAGNIE GÉNÉRALE D’OPTIQUE), S.A.

- and -

8800499 CANADA INC.

- and -

COASTAL CONTACTS INC.

ACQUISITION AGREEMENT

February 26, 2014

ARTICLE 5 CONDITIONS PRECEDENT		54
5.1	Mutual Conditions Precedent	54
5.2	Additional Conditions Precedent to the Obligations of the Purchaser and Newco	55
5.3	Additional Conditions Precedent to the Obligations of the Corporation	57
ARTICLE 6 AMENDMENT AND TERMINATION		57
6.1	Amendment	57
6.2	Termination	58
6.3	Void upon Termination	59
6.4	Notice of Unfulfilled Conditions	59
6.5	Termination Fee	60
6.6	Fee and Expenses	60
6.7	Liquidated Damages	61
ARTICLE 7 GENERAL PROVISIONS		62
7.1	Notices	62
7.2	Entire Agreement, Binding Effect and Assignment	64
7.3	Severability	64
7.4	No Third Party Beneficiaries	64
7.5	Time of Essence	64
7.6	Further Assurances	64
7.7	No Personal Liability	65
7.8	Remedies	65
7.9	Governing Law	65
7.10	Counterparts, Execution	65

ii

ACQUISITION AGREEMENT

THIS AGREEMENT is made as of February 26, 2014.

BETWEEN:	ESSILOR INTERNATIONAL (COMPAGNIE GÉNÉRALE D’OPTIQUE), S.A., a société anonyme (joint stock company) governed by the laws of France;

(hereinafter, the “Purchaser”)

AND:	8800499 CANADA INC., a corporation incorporated under the federal laws of Canada;

(hereinafter, “Newco”)

AND:	COASTAL CONTACTS INC., a corporation incorporated under the federal laws of Canada;

(hereinafter, the “Corporation”)

WHEREAS Newco, a direct wholly-owned Subsidiary of the Purchaser, desires to acquire all of the Common Shares of the Corporation pursuant to an arrangement under Section 192 of the Canada Business Corporations Act;

WHEREAS contemporaneously herewith, the Purchaser has entered into Support and Voting Agreements with the Supporting Shareholders, pursuant to which, among other things, the Supporting Shareholders have agreed to vote in favour of the Arrangement Resolution all of the Common Shares held by them, on the terms and subject to the conditions set forth in the Support and Voting Agreements;

WHEREAS the Board has unanimously determined, after receiving financial and legal advice and following the receipt and review of the unanimous recommendation from its special committee of directors, that it would be in the best interests of the Corporation for the Corporation to enter into this Agreement and unanimously resolved, subject to the terms and conditions of this Agreement, to recommend that the Shareholders vote in favour of the Arrangement Resolution;

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the parties hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1                               Definitions

In this Agreement, unless something in the subject matter or the context is inconsistent therewith, the following terms shall have the following meanings (and grammatical variations shall have the respective corresponding meanings):

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement or any transaction involving only the Corporation and/or one or more of its Subsidiaries, a proposal or offer, oral or written, relating to any of the following: (i) any merger, amalgamation, arrangement, share exchange, take-over bid, tender offer, issuer bid, consolidation, recapitalization, reorganization, other business combination, liquidation or winding-up or similar transaction, whether in a single transaction or a series of transactions, directly or indirectly involving the Corporation, (ii) any sale or acquisition of assets representing 20% or more of the assets of the Corporation (based on book value), or any lease, long term supply agreement, exchange, mortgage, pledge or other arrangement having a similar economic effect, whether in a single transaction or a series of transactions, or (iii) any sale or acquisition of 20% or more of the issued and outstanding Shares, or rights or interests therein or thereto, whether in a single transaction or a series of transactions;

“Advance Ruling Certificate” means an advance ruling certificate issued by the Commissioner pursuant to section 102 of the Competition Act in respect of the transactions contemplated herein.

“Adverse Recommendation Change” has the meaning ascribed thereto in Section 4.4(a)(iii);

“Affiliate” has the meaning set out in the CBCA;

“Aggregate Option Consideration” means the aggregate Option Consideration payable in respect of all Options outstanding immediately prior to the Effective Time;

“Agreement” means this acquisition agreement, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Arrangement” means the proposed arrangement under the provisions of Section 192 of the CBCA on the terms and conditions set forth in the Plan of Arrangement and any amendments thereto made in accordance with Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order;

“Arrangement Resolution” means the special resolution authorizing the Plan of Arrangement to be considered and voted upon by Shareholders at the Meeting, substantially in the form attached as Schedule B;

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement to be filed with the Director after the Final Order is made;

“Benefit Plans” means any pension or retirement income, deferred compensation, profit sharing, RRSP, savings, benefit, supplemental benefit, health, welfare, medical, dental, health, life, death benefit, disability plans, stock option, bonus, incentive, vacation entitlement and pay, termination and severance pay or other employee compensation or benefit plans, policies, programs or other arrangements and all related agreements and policies with third parties such as trustees or insurance companies, which are maintained by or binding upon the Corporation with respect to any of its current or former employees, directors, officers or other individuals providing services to the Corporation;

“Board” means the board of directors of the Corporation;

“Business Day” means any day other than a Saturday, Sunday or a statutory holiday in Vancouver, British Columbia;

“Cash Proceeds per Share” means $12.45;

“CBCA” means the Canada Business Corporations Act and the regulations made thereunder;

“Certificate of Arrangement” means the certificate or proof of filing of the Articles of Arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA;

“Circular” means the notice of Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the Shareholders in connection with the Meeting, as amended, supplemented or otherwise modified;

“Commissioner” means the Commissioner of Competition appointed under the Competition Act or any person duly authorized to perform duties on behalf of the Commissioner of Competition;

“Common Share” means a common share in the share capital of the Corporation;

“Competition Act” means the Competition Act (Canada), as amended from time to time, and the regulations thereunder;

“Competition Act Approval” means (i) that the Commissioner shall have issued (and not rescinded or amended) an advance ruling certificate under Section 102 of the Competition Act with respect to the transactions contemplated by the Agreement or (ii) that (a) the waiting period under Section 123 of the Competition Act shall have expired or been terminated or the notification requirement shall have been waived pursuant to Section 113(c) of the Competition Act, and (b) the Commissioner shall have advised the Purchaser in writing (and not rescinded or amended such advice, referred to herein as a “no action” letter) that the Commissioner does not, at that time, intend to make an application under Section 92 of the Competition Act in respect of the transactions contemplated by the Agreement and such “no action” letter remains in force and effect at the Effective Time;

“Computer Systems” means all computer hardware, peripheral equipment, software and firmware, processed data, technology infrastructure and other computer systems and services possessed and used by the Corporation to receive, store, process or transmit data, to carry on the business or to carry on its day-to-day operations and affairs, including its online sale of optical products;

“Confidentiality Agreement” means the confidentiality and standstill agreement dated December 8, 2013 between Essilor of America, Inc. and the Corporation;

“Contract” means any contract, agreement, license, lease, commitment, understanding or other right or obligation (written or oral) to which the Corporation is a party or by which the Corporation is bound or affected or to which any of its properties or assets is subject;

“Court” means the Supreme Court of British Columbia;

“Depositary” means the depositary to be chosen by the Purchaser, acting reasonably, to receive the letters of transmittal and disburse the consideration payable to the Shareholders, being a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in Canada;

“Director” means the Director appointed pursuant to Section 260 of the CBCA;

“Disclosure Letter” means the disclosure letter provided by the Corporation to the Purchaser concurrently with the execution and delivery of this Agreement;

“Dissent Rights” has the meaning set out in Section 4.1 of the Plan of Arrangement;

“Effective Date” means the date shown on the Certificate of Arrangement to be issued under the CBCA giving effect to the Arrangement, which date shall be determined in accordance with Section 2.6;

“Effective Time” means 8:30 a.m. (Vancouver Time) on the Effective Date;

“Encumbrances” means pledges, liens, charges, security interests, leases, title retention agreements, mortgages, hypothecs (legal or conventional), priorities, title defects, options or adverse claims or encumbrances of any kind or character whatsoever and any agreement, option, right of first refusal, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

“Environment” includes the air (including indoor air and all layers of the atmosphere), water (including oceans, lakes, rivers, streams, groundwater and surface water), land (including soil, sediments, fill, underground spaces, cavities, subsurface strata, lands submerged under water, buildings, improvements and structures), plant and animal life, organic and inorganic matter and other living organisms, any sewer system and the environment in the workplace; for greater certainty, the interacting natural systems that include components referred to above or any combination or part thereof are included in the definition of “Environment”;

“Environmental Laws” means all applicable Laws in respect of the Environment, human health occupational health and safety, and the manufacture, importation, handling, transportation, storage, disposal and treatment of substances and materials including Hazardous Materials;

“Eye Care Laws” means the Health Professions Act, RSBC 1996, c 183, the Optometrists Regulation, BC Reg. 33/2009, the Opticians Regulation, BC Reg. 118/2010, c 34, and all other applicable Laws (including policies and standards of practice promulgated and enforceable pursuant to applicable Laws) regulating eye care professionals and the marketing, promotion, dispensing and sale of eye care products and services in all jurisdictions in which the Corporation and its Subsidiaries conduct business (including, for clarity and without limitation, all the jurisdictions to which eye care products have been shipped in furtherance of the business of the Corporation and its Subsidiaries);

“Final Order” means the final order of the Court pursuant to Section 192 of the CBCA approving the Arrangement, as such order may be amended or varied at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Financial Statements” means the audited consolidated financial statements of the Corporation as at and for the fiscal years ended October 31, 2012 and 2013, together with the notes thereto and the auditors’ report thereon;

“Hazardous Material” means any substance, including without limitation urea formaldehyde, hydrocarbons, lead, polychlorinated biphenyls, asbestos, vermiculite, mould, pollutants, contaminants, deleterious substances, dangerous substances or goods, hazardous, corrosive or toxic substances, hazardous wastes, dangerous goods, wastes (including wood waste), pesticides, defoliants, and any material, including without limitation radioactive materials, asbestos-containing materials, polychlorinated biphenyl-containing equipment or materials, underground or above-ground tanks and contents thereof, and any other solid, liquid, gas, vapour, odour, heat, sound, vibration, radiation, or a combination of any of them, the storage, manufacture, disposal, handling, treatment, generation, use, transport, remediation or release into, or presence in, the Environment of which is prohibited, controlled or regulated under Environmental Laws;

“Governmental Entity” means (i) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign, (ii) any subdivision, agent or authority of any of the foregoing or (iii) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“IFRS” means the International Financial Reporting Standards applied on a basis consistent with previous years;

“Intellectual Property” means all rights and interests, anywhere in the world, to and in any intellectual property, whether registered or not, including (i) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissues, continuations, continuations-in-part, revisions, extensions, and re-examinations thereof, (ii) all trademarks, service marks, unregistered trademarks, trade dress, logos, trade names, domain names and corporate names (including all internet and intranet names, addresses, icons and other designations used to identify or locate the Corporation on a computer network such as the world wide web), together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (iii) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith; (iv) all integrated circuit topography and all applications, registrations, and renewals in connection therewith; (v) all trade secrets and business information and other confidential information (including ideas expressed in writing related to the business, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (vi) computer program or software in source code, object code, executable code, data, database or other form (including documentation, interfaces and development tools), but excluding off-the shelf, shrink-wrap, click-wrap and similar widely available standard commercial software, and (vii) all other proprietary rights and other rights associated with any of the foregoing, including moral rights, and all copies and tangible embodiments thereof, in each instance in whatever form or medium;

“Interim Order” means the interim order of the Court containing declarations and directions with respect to the Arrangement and providing for, among other things, the calling and holding of the Meeting, as such order may be amended or varied at any time prior to the Final Order or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Law” or “Laws” means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, including general principles of common and civil law, and terms and conditions of any grant of approval, permission, authority or licence of any Governmental Entity, statutory body or self-regulatory authority, and the term “applicable” with respect to such Laws and in the context that refers to one or more Persons, means that such Laws apply to such Person or Persons or its or their business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the Person or Persons or its or their business, undertaking or securities;

“Lease” means all current leases, subleases, agreements to lease, licence or occupancy agreement (including all amendments, extensions, renewals or modifications) in respect of real or material immovable property leased, subleased, licenced or occupied by the Corporation or its Subsidiaries;

“Material Adverse Effect” means a change, effect, event, occurrence, state of facts, circumstance or development that, individually or in the aggregate, that has, or would reasonably be expected to have, an impact that is both material and adverse to the business, operations, properties, assets, liabilities (contingent or otherwise), obligations (whether absolute, accrued, conditional or otherwise), condition (financial or otherwise) or results of operations of the Corporation and its Subsidiaries on a consolidated basis, other than any change, effect, event, occurrence, state of facts, circumstance or development relating to or resulting from:

(i)	changes, developments or conditions in or relating to general political, economic, financial or market conditions or the political, economic, financial or market conditions or securities markets in North America or Europe or political, economic, financial or market conditions in any jurisdiction in which the Corporation or any of its Subsidiaries operate or carry on business;

(ii)	any natural disaster or epidemic or any acts of terrorism, sabotage, military action, outbreak of hostilities or war (whether or not declared) or any escalation or worsening thereof;

(iii)	any changes in Laws or the interpretation or application thereof by any Governmental Entity or in IFRS;

(iv)	changes or developments generally affecting the industries in which the Corporation operates or the markets for any of its products or services;

(v)

changes in the market trading price or trading volume of the Common Shares (it being understood that causes underlying and other facts relating to such failure or change may, to the extent not otherwise excluded under this definition, be taken into account in determining whether a Material Adverse Effect has otherwise occurred);

(vi)

the execution of this Agreement, the announcement of the execution of this Agreement or the transactions contemplated hereby, the pendency of the completion of the transactions contemplated hereby, the performance of any obligation contemplated hereunder, the completion of any of the transactions contemplated hereby or the identity of the Purchaser as the acquirer of the Corporation;

(vii)

the taking of any action (1) contemplated or permitted by this Agreement, (2) pursuant to a request by, or at the direction of, the Purchaser or (3) necessary in order for the Corporation to comply with any applicable Laws; or

(viii)	any breach by the Purchaser or Newco of this Agreement or by Essilor of America, Inc. of the Confidentiality Agreement;

provided, however, that the change, effect, event, occurrence or state of facts or development referred to in clauses (i) to (iv) above shall not be excluded from the definition of Material Adverse Effect to the extent that it primarily relates to (or has the effect of primarily relating to) the Corporation, or affects the Corporation and its Subsidiaries, taken as a whole, in a manner distinct from and with a materially disproportionate effect compared to other companies of similar size operating in the industries in which the Corporation and its Subsidiaries operate;

“Material Contract” means any Contract:

(i)	under which the Corporation is entitled to receive, or is obliged to make, future payments on an annual basis in excess of $300,000 individually or in the aggregate;

(ii)

under which indebtedness for borrowed money is outstanding or pursuant to which any property or asset of the Corporation is mortgaged, pledged or otherwise subject to an Encumbrance (other than a Permitted Encumbrance), or under which the Corporation is directly or indirectly liable for the indebtedness, liabilities or obligations of any Person;

(iii)

pursuant to which the Corporation is licensed to use Intellectual Property that is material to the business as currently conducted or is required to fulfill any material contractual obligations of the Corporation, or the Corporation licenses any Person to use, or grants any right to any Person with respect to, the Intellectual Property owned by the Corporation (whether registered or not);

(iv)	which is a material Lease;

(v)

which is a partnership agreement, limited liability company agreement, joint venture agreement, alliance agreement, franchise agreement, shareholders’ agreement or other similar agreement or arrangement relating to the formation, creation, operation, management, business or control of any partnership or joint venture;

(vi)

that does or purports to, in any material respect, limit or otherwise affect or restrict the right of the Corporation to engage and operate in any line of business, to solicit any Person or to compete with any Person, in any location and during any period of time;

(vii)

that was entered into in the past 12 months or in respect of which the applicable transaction has not yet been consummated or a balance of purchase price remains to be paid for the acquisition or disposition, directly or indirectly, of material assets or capital stock or other equity interests of another Person, in each case other than in the ordinary and usual course of business and in a manner consistent with past practice;

(viii)	that would prevent, materially delay or materially impede the Corporation’s ability to consummate the Arrangement or the other transactions contemplated by this Agreement; or

(ix)

that has been filed by the Corporation with Securities Authorities and forms part of the Public Documents, or that should have been filed pursuant to the continuous disclosure requirements of applicable Securities Laws and in each case, that remains in effect;

“Meeting” means the special meeting of the Shareholders, including any adjournment or postponement thereof, to be convened to consider and, if deemed advisable, to adopt the Arrangement Resolution;

“MI 61-101” means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions;

“Misrepresentation” has the meaning ascribed thereto in the Securities Act;

“Nasdaq” means the Nasdaq Stock Market;

“No-Action Letter” means a letter from the Commissioner advising the Purchaser (directly or through its legal counsel) in writing that he does not intend to make an application before the Competition Tribunal under section 92 of the Competition Act for an order in respect of the transactions contemplated herein;

“Options” means options to purchase Common Shares granted under the Stock Option Plan;

“Option Consideration” means, in respect of each Option, an amount equal to the excess, if any, of (i) the number of Common Shares underlying such Option multiplied by the Cash Proceeds per Share over (ii) the aggregate exercise price payable under such Option by the holder thereof to acquire the Common Shares underlying such Option;

“Optionholder” means a holder of Options;

“Outside Date” means September 26, 2014 or such later date as may be mutually agreed by the Parties;

“Parties” means, collectively, the Purchaser, Newco and the Corporation, and “Party” means any of them;

“Permitted Encumbrances” means (a) any easements, servitudes, rights-of-way, licenses, agreements, restrictions that run with the land and other minor Encumbrances (including easements, rights-of-way and agreements for railways, sewers, drains, gas and water mains or electric light and power or telephone, telecommunications or cable conduits, poles, wires and cables) which do not affect the use or value of the Corporation and its Subsidiaries’ real property affected thereby and provided the same have been complied with up to and on the Effective Date; (b) reservations, limitations, provisos and conditions, if any, expressed in any original grants of land by a Governmental Entity which do not affect the use or value of the Corporation and its Subsidiaries’ real property affected thereby and provided the same have been complied with up to and on the Effective Date; (c) encumbrances of mechanics, labourers, workmen, builders, contractors, suppliers of material or architects or other similar encumbrances incidental to construction, maintenance or repair operations which have either been registered or filed pursuant to Laws against any of the Corporation and its Subsidiaries or not yet registered or filed and which, in any such case, relate to obligations not due and payable; (d) statutory encumbrances relating to obligations not due and payable; (e) Encumbrances for Taxes, assessments, Governmental Entity charges or levies not due and payable as at the Effective Date; and (f) Encumbrances for public utilities not due and payable as at the Effective Date;

“Person” includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unincorporated organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement to give effect to the Arrangement in the form attached as Schedule A and any amendment or variation thereto made in accordance with its provisions or made at the direction of the Court in the Final Order;

“Public Documents” means all forms, reports, schedules, statements and other documents filed with all applicable Securities Authorities by the Corporation since January 1, 2012 and accessible to the public on the SEDAR website;

“Registered Intellectual Property” has the meaning ascribed thereto in Section 3.1(w);

“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits, statements of non-action, authorizations, waivers, grants, licences, registrations, rights, notifications, filings, conditions, certificates, judgments, determinations, directions, declarations, clearances and other approvals (including the waiver or lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities that are required to be obtained by the Parties in respect of the Arrangement, and the expiration or early termination of any waiting period under any Laws that are necessary to complete the Arrangement;

“Required Vote” has the meaning ascribed thereto in Section 2.2(b);

“Rights Plan” means the shareholder rights plan agreement of the Corporation dated February 10, 2006;

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder;

“Securities Authorities” means the securities commissions or similar regulatory authorities in the Provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, as well as the U.S. Securities and Exchange Commission;

“Securities Laws” means the Securities Act and all other applicable securities laws and the rules, regulations and published policies thereunder in the Provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, as well as the United States of America;

“Shareholders” means holders of Common Shares;

“Shares” means, collectively, the Common Shares and Class A preferred shares of the Corporation;

“Special Committee” means the special committee of the Board composed of four directors who are independent within the meaning of MI 61-101, namely John Currie (Chairman), Jeff Booth, Neel Grover and Jeffrey Mason, created to consider, among other things, the transactions contemplated by this Agreement;

“Stock Option Plan” means the amended and restated stock option plan of the Corporation confirmed by the shareholders of the Corporation on February 28, 2013;

“Subsidiary” means, with respect to a specified Person, any body corporate of which more than 50% of the voting power ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified Person, and shall include any partnership, joint venture or other Person over which such specified Person exercises direction or control;

“Superior Proposal” means any bona fide written Acquisition Proposal made by a third party that was not solicited by or on behalf of the Corporation after the date hereof , in respect of which any required financing to complete such Acquisition Proposal is or is reasonably likely to be committed at the appropriate time, and that the Board determines in good faith, after consultation with its financial and legal advisors, (i) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal (including any requisite Shareholder approval) and the party making such Acquisition Proposal, (ii) is, in the case of an Acquisition Proposal described in clause (i) of the definition of “Acquisition Proposal”, available to all Shareholders; (iii) would, taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms, result in a transaction more favourable to Shareholders from a financial point of view than the Arrangement, taking into account the form and amount of consideration, the likelihood and timing of completion and the other terms thereof; provided that for purposes of this definition, “Acquisition Proposal” shall have the meaning set forth above, except that the references in the definition thereof to “20% or more of the assets” shall be deemed to be references to “all or substantially all of the assets” and references to “20% or more of the outstanding Shares” shall be deemed to be references to “a majority of the outstanding Shares”;

“Support and Voting Agreements” means, collectively, the support and voting agreements entered into between the Purchaser and each of the Supporting Shareholders concurrently with the execution of this Agreement;

“Supporting Shareholders” means directors and officers of the Corporation who, as of the date hereof, together hold not less than 16.42% of the issued and outstanding Common Shares;

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder; unless otherwise indicated, any reference to the Tax Act shall include the corresponding provisions of the Income Tax Act (British Columbia);

“Taxes” means any and all domestic and foreign federal, state, provincial, municipal and local taxes, assessments and other governmental charges, duties, impositions and liabilities imposed by any Governmental Entity, including Canada Pension Plan and provincial pension plan contributions, instalments, unemployment insurance contributions and employment insurance contributions, worker’s compensation and deductions at source, including taxes based on or measured by gross receipts, income, profits, sales, capital, use, and occupation, and including goods and services tax, harmonized sales tax and British Columbia goods and services tax, value added, ad valorem, transfer, franchise, withholding, customs, payroll, recapture, employment, excise and property duties and taxes, together with all interest, penalties, fines and additions imposed with respect to such amounts;

“Tax Returns” means all reports, forms, elections, designations, schedules, statements, estimates, declarations of estimated tax, information statements and returns required to be filed with a Governmental Entity with respect to Taxes;

“Termination Fee” has the meaning ascribed thereto in Section 6.5;

“TSX” means the Toronto Stock Exchange.

1.2                               Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections and Schedules and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section, Schedule or other portion hereof. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles and Sections of, and Schedules to, this Agreement.

1.3                               Extended Meanings

In this Agreement, words importing the singular number include the plural and vice versa, words importing any gender include all genders, and the terms “including” or “includes” and similar terms of inclusion, unless expressly modified by the words “only” or “solely”, mean “including without limiting the generality of the foregoing” and “includes without limiting the generality of the foregoing”, respectively.

1.4                               Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5                               Statutory References

In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute is to that statute as now enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulations made thereunder.

1.6                               Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.7                               Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made shall be made in a manner consistent with IFRS and past practice.

1.8                               Rules of Construction

The Parties to this Agreement have been represented by counsel during the negotiation and execution of this Agreement and waive the application of any Laws or rule of construction providing that ambiguities in any agreement or other document shall be construed against the Party drafting such agreement or other document.

1.9                               Knowledge

In this Agreement, references to “the knowledge of the Corporation” means the actual knowledge, in their capacity as directors and/or officers of the Corporation and not in their personal capacity or in any other capacity, as of the date of this Agreement, of each of Roger Hardy, Nicholas Bozikis, Gary Collins, Steve Bochen and Peter Lee after reasonable inquiry, and does not include any constructive, implied or imputed knowledge or awareness. Disclosure of information by the Corporation as at the time of this Agreement in the Disclosure Letter will be deemed to be disclosure of such information for all purposes of this Agreement, and, without limiting the generality of the foregoing, shall be deemed to qualify and limit all representations and warranties of the Corporation set forth in this Agreement, whether or not such disclosure refers to one or more Articles, sections or other portions of this Agreement.

1.10                        Schedules

The following Schedules are attached to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A	—	Plan of Arrangement
Schedule B	—	Arrangement Resolution

ARTICLE 2
ARRANGEMENT

2.1                               Plan of arrangement

The Corporation and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2                               Interim Order

As soon as practicable following the date hereof, but in any event in sufficient time to hold the Meeting in accordance with Section 2.4, the Corporation shall apply to the Court in a manner acceptable to the Purchaser, acting reasonably, pursuant to Section 192 of the CBCA and prepare, file and diligently pursue an application for the Interim Order which shall provide, among other things:

(a)                                 for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Meeting and for the manner in which such notice is to be provided;

(b)                                 that, subject to the approval of the Court, the requisite approval for the Arrangement Resolution (the “Required Vote”) shall be:

(i)                                     at least 66-2/3% of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy at the Meeting; and

(ii)                                  to the extent required pursuant to the provisions of MI 61-101, a simple majority of the votes cast on the Arrangement Resolution by the Shareholders present in person or represented by proxy at the Meeting, but excluding the votes of Common Shares beneficially owned or over which control or direction is exercised by any “related party” (as defined in MI 61-101) of the Corporation that is entitled to receive, directly or indirectly, as a consequence of the transactions contemplated hereunder, a “collateral benefit” (as defined in MI 61-101);

(c)                                  that, in all other respects, the terms and conditions of the Corporation’s by-laws, including quorum requirements and all other matters, shall apply in respect of the Meeting;

(d)                                 for the grant of the Dissent Rights to Shareholders who are registered holders of Common Shares;

(e)                                  for the notice requirements with respect to the presentation of the application to the Court for the Final Order; and

(f)                                   that the Meeting may be adjourned or postponed from time to time by the Corporation without the need for additional approval from the Court.

2.3                               Circular

(a)                                 As promptly as reasonably practicable after the execution and delivery of this Agreement, the Corporation shall prepare and complete the Circular, together with any other documents required to be filed or prepared by the Corporation under Securities Laws or other applicable Laws in connection with the Meeting. The Corporation shall provide Purchaser and its representatives with a reasonable opportunity to review and comment on the Circular and any other relevant documentation and will incorporate therein all reasonable comments made by them.

(b)                                 As promptly as reasonably practicable thereafter (but in any event no later than 15 Business Days after the execution and delivery of this Agreement), but subject to the Purchaser complying with Section 2.3(d), the Corporation shall cause the Circular and other documentation required in connection with the Meeting to be mailed to the Shareholders and filed as required by applicable Laws and in accordance with the Interim Order, and shall take all measures necessary to abridge the time period contemplated by National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer pursuant to Section 2.20 thereof.

(c)                                  The Corporation will ensure that the Circular complies with all applicable Laws. Without limiting the generality of the foregoing, the Corporation will ensure that the Circular (i) does not contain any Misrepresentation (other than with respect to any information furnished by or on behalf of the Purchaser or Newco), (ii) complies with National Instrument 51-102 — Continuous Disclosure Requirements and Form 51-102F5 thereunder, and (iii) provides Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Meeting. The Circular will also include the recommendation of the Board that the Shareholders vote in favour of the Arrangement Resolution (unless such recommendation has been withdrawn, modified or amended in accordance with this Agreement) and a copy of the fairness opinion referred to in Section 3.1(c).

(d)                                 The Purchaser will, in a timely and expeditious manner, furnish the Corporation with all such information regarding the Purchaser and its affiliates, including Newco, as may reasonably be required pursuant to applicable Laws to be included in the Circular or to be filed with Governmental Entities or delivered to Shareholders in connection with the transactions contemplated herein.  If requested by the Corporation, the Purchaser will provide to the Corporation a certificate of the Purchaser, signed by a senior officer of the Purchaser, certifying that the information relating to Purchaser and its affiliates, including Newco, contained in the Circular does not contain any Misrepresentation.

(e)                                  The Purchaser and the Corporation shall each promptly notify each other if, at any time before the Effective Time, it becomes aware that the Circular contains any Misrepresentation, or that an amendment or supplement to the Circular is otherwise required under applicable Laws. In any such event, the Parties shall cooperate in the preparation of a supplement or amendment to the Circular, and shall cause the same to be mailed to the Shareholders and filed as required by applicable Laws.

2.4                               Meeting

(a)                                 As promptly as reasonably practicable after the execution and delivery of this Agreement, the Corporation shall call and hold the Meeting in accordance with applicable Laws.

(b)                                 The Meeting shall be conducted by the Corporation in compliance with the articles and by-laws of the Corporation and applicable Laws and the Corporation agrees not to cancel, adjourn or postpone the Meeting without the prior consent of the Purchaser except:

(i)                                     as required for quorum purposes (in which case the Meeting shall be adjourned and not cancelled) or by applicable Law or by a Governmental Entity;

(ii)                                  pursuant to Section 4.4(g) or 6.4 hereof; or

(iii)                               for an adjournment for the purpose of attempting to obtain the requisite approval of the Arrangement Resolution.

(c)                                  The Arrangement Resolution shall be the first matter on the agenda for the Meeting, unless otherwise previously agreed to in writing by the Purchaser. The Corporation hereby confirms that, other than the Required Vote, no other approval, authorization or action is required from the Shareholders in connection with the transactions contemplated by this Agreement pursuant to applicable Laws, including the CBCA, MI 61-101 and the rules of the TSX and the Nasdaq.

(d)                                 The Corporation will use its commercially reasonable efforts to solicit from the Shareholders proxies in favour of the approval of the Arrangement Resolution, including, at the request and expense of the Purchaser, using the services of proxy solicitation agents. The Corporation shall co-operate with the Purchaser and any proxy solicitation agents or the representative of the Purchaser hired by the Purchaser, if any, to assist in the solicitation of proxies in respect of the Meeting. The Corporation will advise the Purchaser as it may reasonably request, and on a daily basis on each of the last ten Business Days prior to the Meeting, as to the aggregate tally of the proxies received by the Corporation in respect of the Arrangement Resolution and any other matters to be considered at the Meeting.

(e)                                  At the request of the Purchaser, the Corporation shall provide the Purchaser with: (i) a list of the registered shareholders of the Corporation, together with their addresses and respective holdings of Shares; (ii) a list of the holders of Options, together with their addresses and respective holdings of Options; and/or a list of participants and book-based nominee registrants such as CDS & Co, CEDE &Co. and DTC, and non-objecting beneficial owners of Shares, together with their addresses and respective holdings of Shares. The Corporation shall from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of the Corporation’s shareholders, and lists of securities positions or other assistance as the Purchaser may reasonably request in order to be able to communicate with the Corporation’s shareholders with respect to the Arrangement.

(f)                                   The Corporation will promptly advise the Purchaser of any written notice of Dissent Rights exercised or purported to have been exercised by any Shareholder received by the Corporation in relation to the Meeting and the Arrangement Resolution and any withdrawal of Dissent Rights received by the Corporation and, subject to applicable Laws, any written communications between the Corporation and any Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution.

(g)                                  The Corporation shall provide the Purchaser and its legal counsel with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, including by providing on a timely basis a description of any information required to be supplied by the Purchaser for inclusion in such material, prior to the service and filing of that material, and shall accept all reasonable comments by the Purchaser and its legal counsel. The Corporation shall ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the provisions of this Agreement and the Plan of Arrangement. In addition, the Corporation will not object to legal counsel to the Purchaser making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order such as counsel considers appropriate, provided that the Corporation is advised of the nature of any submissions prior to the hearing and such submissions are consistent in all material respects with this Agreement and the Plan of Arrangement.  The Corporation shall also provide legal counsel to the Purchaser on a timely basis with copies of any notice of appearance and evidence served on the Corporation or its legal counsel in respect of the Final Order or any appeal therefrom. Subject to applicable Laws, the Corporation shall not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with the Purchaser’s prior written consent, such consent not to be unreasonably withheld or delayed; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws and that nothing herein shall require the Purchaser to agree or consent to any increased purchase price or other consideration or other modification or amendment to such filed or served materials that expands or increases the Purchaser’s obligations set forth in any such filed or served materials under this Agreement.

2.5                               Final Order

If the Arrangement Resolution has been approved by the Shareholders at the Meeting in accordance with the Interim Order, subject to the provisions of this Agreement, the Corporation shall as soon as practicable thereafter take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 192 of the CBCA.

2.6                               Payment of Consideration

The Purchaser will, no later than immediately prior to the filing by the Corporation of the Articles of Arrangement with the Director, provide the Depositary with sufficient funds in escrow to complete all of the transactions contemplated by this Agreement, including the Aggregate Option Consideration.  The Aggregate Option Consideration shall be deposited with the Depositary by the Purchaser, for the benefit of the Optionholders, no later than immediately prior to the filing by the Corporation of the Articles of Arrangement with the Director. The Aggregate Option Consideration so deposited by the Purchaser shall be used by the Corporation for the payment of the Option Consideration in respect of “in-the-money” Options as provided for in Section 2.10 of this Agreement.

2.7          Articles of Arrangement; Effective Date¸

On or before the third Business Day after the satisfaction or waiver (subject to applicable Laws) of the conditions set forth in Article 5 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or waiver of those conditions as of the Effective Date), and unless another date is agreed to in writing by the parties, the Corporation shall file the Articles of Arrangement with the Director as may be required under the CBCA to give effect to the Arrangement and implement the Plan of Arrangement. The Arrangement shall become effective as of the Effective Time and the steps to be carried out pursuant to the Arrangement shall become effective in the order set forth in the Plan of Arrangement. The Corporation acknowledges and agrees that it shall not file Articles of Arrangement unless the Purchaser has confirmed that the conditions in favour of the Purchaser set forth in Article 5 have been satisfied or waived.

2.8          Closing

The closing of the transactions contemplated hereby shall take place at the offices of Fasken Martineau DuMoulin LLP at 8:30 a.m. (Vancouver time), or such other time and place as the parties may agree, on the Effective Date.

2.9          Public Communications

No Party shall issue any press release or otherwise make public statements or make any filing with any Governmental Entity or with the TSX or the Nasdaq with respect to the Arrangement or this Agreement without the prior consent of the other Parties (which consent shall not be unreasonably withheld or delayed); provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws, and the Party making any such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity for the other Party to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of any such disclosure or filing.

2.10        Options

The Corporation shall take all such steps as may be necessary to accelerate the vesting of unvested Options, cancel any “out-of-the-money” Options without any payment to the holders thereof and terminate, at the Effective Time, the Stock Option Plan. The Corporation shall use its commercially reasonable efforts to cause holders of “in-the-money” Options to exercise such Options prior to the Effective Time in accordance with the Stock Option Plan, and shall take all such steps as may be necessary to allow such holders of Options to elect, conditional upon the successful completion of the Arrangement, to remit for cancellation “in-the-money” Options in exchange for the payment of the Option Consideration.

2.11        Rights Plan

The Corporation and its board of directors shall take all action necessary, immediately prior to the Effective Time, to waive the application of the Rights Plan to the Arrangement and to ensure that the Rights Plan does not interfere with or impede the completion of the Arrangement.

2.12        Termination of Certain Indebtedness

The Corporation shall deliver to Purchaser at least two (2) Business Days prior to the Effective Date payoff letters from third-party lenders, in form and substance satisfactory to Purchaser, in its sole discretion, with respect to the indebtedness of the Corporation specified by Purchaser to the Corporation no later than ten (10) Business Days prior to such date. On the Effective Date, subject to Purchaser making available necessary funds to do so, the Corporation shall use its commercially reasonable efforts to cause such indebtedness (and all related Contracts to which the Corporation is a party or by which it is bound) to be permanently terminated, as requested by Purchaser, and, to the extent the indebtedness is secured by hypothecs or other Encumbrances, shall use its commercially reasonable efforts to cause such hypothecs or other Encumbrances to be released by the third-party lenders. The Corporation hereby covenants, if notified by Purchaser no later than five (5) Business Days prior to the Effective Date, to grant Encumbrances in favour of, or as directed by, the Purchaser that are substantially identical to the Encumbrances, if any, that were securing the indebtedness or credit facilities repaid in accordance with this Section 2.12, such Encumbrances to be granted immediately prior to and in anticipation of such repayment.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1          Representations and Warranties in respect of the Corporation

Except as disclosed in the Disclosure Letter, the Corporation hereby represents and warrants to and in favour of the Purchaser as follows and acknowledges that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)                                 Organization, Standing and Corporate Power. Except as otherwise disclosed in the Disclosure Letter, the Corporation has been duly amalgamated, is validly existing and in good standing under the CBCA and has all necessary corporate power and authority to own and operate its assets and properties as now owned and to carry on its business as now conducted. The Corporation is duly registered or otherwise authorized to do business and is in good standing in each jurisdiction in which the nature of its activities makes such registration necessary, except where the failure to be so registered or authorized or to be in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and has all governmental licences, authorizations, permits, consents and approvals require to own, lease and operate its properties and assets and to carry on its business as now conducted, except for those licences, authorizations, permits, consents and approvals the absence of which do not have and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

The copies of the constating documents of the Corporation made available to the Purchaser are accurate and complete and have not been amended or superseded, and the Corporation has not taken any action to amend or supersede such documents.

(b)           Authority; No Conflict. Except as otherwise disclosed in the Disclosure Letter, the Corporation has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Corporation and the consummation by the Corporation of the transactions contemplated by this Agreement have been duly authorized by the Board and, except as contemplated in Article 2, no other corporate proceedings on the part of the Corporation are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Corporation and constitutes a valid and binding obligation of the Corporation, enforceable against the Corporation in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar applicable Law relating to or affecting creditors’ rights generally and by general principles of equity.

The execution and delivery by the Corporation of this Agreement, and the completion of the transactions contemplated hereby, will not:

(i)            result (with or without notice or the passage of time) in a material violation, conflict or breach of, or constitute a material default under, in respect of or require any material consent to be obtained under or give rise to any material third party right of termination, amendment, first refusal, shot-gun, cancellation, acceleration, penalty or payment obligation or right of purchase or sale under any provision of:

(A)          the Corporation’s certificate of amalgamation, articles, by-laws, or other charter documents or any shareholders’ agreement of the Corporation;

(B)          any order of any court or Governmental Entity or any applicable Laws (subject to obtaining the Regulatory Approvals from Governmental Entities referred to in paragraph (d) below);

(C)          any Material Contract;

(ii)           give rise to any right of termination, amendment, acceleration or cancellation of indebtedness of the Corporation, or cause any such indebtedness to come due before its stated maturity, or cause any available credit of the Corporation to cease to be available;

(iii)          give rise to any contractual obligation on the Corporation to make any “change of control” payment or other such similar payment; or

(iv)          result in the imposition of any Encumbrance upon any assets of the Corporation, except for Permitted Encumbrances.

(c)                                  Board Approval. The Board and the Special Committee have received opinions from Guggenheim Securities, LLC and BMO Nesbitt Burns Inc., respectively, as to the fairness, from a financial point of view, of the consideration payable to the Shareholders under the Arrangement. The Board, after consultation with its financial and legal advisors and following a unanimous favourable recommendation from the Special Committee, has unanimously determined that the Arrangement is fair to the Shareholders and is in the best interests of the Corporation, and has unanimously resolved to recommend that Shareholders vote their Common Shares in favour of the Arrangement Resolution. The Board has unanimously approved the execution and performance of this Agreement.

(d)                                 Consents and Approvals. No Regulatory Approval is required to be obtained or made by the Corporation in connection with the execution and delivery of this Agreement and the performance by the Corporation of its obligations under this Agreement, including the consummation of the Arrangement, other than (i) the acceptance of the Arrangement by the TSX, (ii) the Interim Order, (iii) the Final Order, (iv) the Certificate of Arrangement, (v) the filing of the Articles of Arrangement, (vi) the Competition Act Approval, and (vii) such other Regulatory Approvals the failure of which to obtain or make would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or materially adversely affect the Corporation’s ability to execute and deliver, or to perform its obligations under this Agreement.

(e)                                  Capital Structure. Except as otherwise disclosed in the Disclosure Letter, the authorized share capital of the Corporation consists of an unlimited number of Common Shares without par value and an unlimited amount of Class A preferred shares without par value. As of the date hereof, there were 32,807,334 Common Shares issued and outstanding and no Class A preferred shares issued and outstanding. Except as described in the Disclosure Letter, as of the date hereof, there were no (i) options, warrants, bonds, debentures, conversion privileges or other rights, agreements, arrangements or commitments obligating the Corporation to issue or sell any Shares or securities or obligations of any kind convertible into or exchangeable for any Shares, (ii) restricted shares, restricted share units, stock appreciation rights, performance shares, performance share units, contingent value rights, “phantom” stock or similar securities of the Corporation or rights granted by the Corporation that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of the Shares, (iii) voting trusts, proxies or other similar agreements or understandings to which the Corporation is a party or by which the Corporation is bound with respect to the voting of any Shares, (iv) shareholder rights plans, “poison pills” or other similar agreements or understandings to which the Corporation is a party or by which the Corporation is bound, or (v) contractual obligations or commitments of any character to which the Corporation is a party or by which the Corporation is bound restricting the transfer of, or requiring the registration for sale of, any Shares. All outstanding Common Shares have been duly authorized and validly issued, are fully paid and non-assessable (and no such Common Shares have been issued in violation of any preemptive or similar rights), and all Shares issuable upon the exercise of rights under (i) above in accordance with their respective terms have been duly authorized and, upon issuance, shall be validly issued, fully paid and non-assessable. All outstanding Common Shares have been issued in compliance with all applicable Securities Laws and other corporate Laws.

(f)            Subsidiaries. The following information with respect to each Subsidiary of the Corporation is set forth in the Disclosure Letter: (i) its legal name; (ii) as of the date hereof, the number, type and principal amount, as applicable, of its outstanding equity securities and a list of registered holders thereof; and (iii) its jurisdiction of organization or governance. Each Subsidiary of the Corporation is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, organization or formation, as the case may be, and has all requisite corporate or organizational power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where the failure to be so organized, validly existing or in good standing or to have such power or authority, would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect. The Corporation is, directly or indirectly, the record and beneficial owner of all the outstanding shares or other equity interests of each of its Subsidiaries, free and clear of any Encumbrances other than Permitted Encumbrances. All of such shares and other equity interests have been issued, fully-paid and non-assessable (and no such shares or other equity interests have been issued in violation of any preemptive or similar rights). As of the date hereof, except for the equity interests owned by the Corporation or by any Subsidiary, neither the Corporation nor any Subsidiary of the Corporation owns, beneficially or of record, any equity interest of any kind in any other Person.

(g)           Compliance with Laws.  The Corporation, its Subsidiaries and, to the knowledge of the Corporation, their respective directors and officers, have conducted and are conducting their activities or business in compliance with all applicable Laws (including for greater certainty all Money Laundering Laws and Environmental Laws), except for such non-compliances as would not, individually or in the aggregate, have a Material Adverse Effect. To the knowledge of the Corporation, neither the Corporation nor any of its Subsidiaries is under investigation with respect to or has been threatened to be charged with or given notice of any violation of any applicable Law (including for greater certainty all Money Laundering Laws and Environmental Laws).

(h)           Compliance with applicable Eye Care Laws. The Corporation, its Subsidiaries and to the knowledge of the Corporation, their respective directors and officers, have conducted and are conducting their activities or business in compliance with all applicable Eye Care Laws, except for such non-compliances as would not, individually or in the aggregate, have a Material Adverse Effect. To the knowledge of the Corporation, neither the Corporation nor any of its Subsidiaries is under investigation with respect to or has been threatened to be charged with or given notice of any violation of any applicable Eye Care Laws.

(i)            Regulatory Compliance. The Corporation and each of its Subsidiaries have obtained and are in compliance with all licenses, permits (including permits required by applicable Environmental Laws), Regulatory Approvals, certificates, consents, orders, grants, procedures and standards and other authorizations of or from any Governmental Entity that are applicable to or held by any of them or are necessary to conduct their respective businesses as they are now being conducted (collectively, “Permits”), except for such Permits the failure of which to obtain or comply with would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All of the Permits are in full force and effect except for such failures to be in full force and effect as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  There has not occurred within the last three years any violation of, or any default under, or any event or claim giving rise to or that would reasonably be expected to give rise to any right of termination, revocation, adverse modification, non-renewal, suspension, or cancellation of any Permit, no application or proceeding is pending or, to the knowledge of the Corporation, threatened with respect to any of the foregoing and no Governmental Entity has provided the Corporation, or any of its Subsidiaries with written notice of any of the foregoing, except for any such violation, default, event, claim, application, proceeding or notice as would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(j)            Environmental Matters.

(i)            No written notice, claim, order, complaint or penalty has ever been received by the Corporation, any of its Subsidiaries or any of their respective directors, officers or employees alleging that the Corporation, any of its Subsidiaries or any of their respective directors, officers of employees is in material violation of, or has any material liability or potential material liability under, any Environmental Law or Permit or relating to Hazardous Materials, and there are no proceedings pending or, to the knowledge of the Corporation, threatened against the Corporation, any of its Subsidiaries or any of their respective directors, officers or employees alleging a material violation of, or any material liability or potential material liability under, any Environmental Law or Permit or relating to Hazardous Materials and, to the knowledge of the Corporation, there are no facts or circumstances that would reasonably be expected to give rise to any such notice, claim, order, complaint, penalty, or proceedings;

(ii)           Neither the Corporation nor any of its Subsidiaries nor any of their respective directors, officers or employees and, to the knowledge of the Corporation, no other person has caused, contributed to, acquiesced in or permitted any release of a Hazardous Material on, at, from or under any real or immovable property currently or formerly owned, operated, occupied or otherwise utilized by the Corporation or any of its Subsidiaries (including without limitation any location used for the storage, disposal, recycling or other handling of any hazardous materials) that is reasonably likely to form the basis of any material claim against the Corporation or any of its Subsidiaries.

(iii)          Neither the Corporation nor any of its Subsidiaries has transported, removed, handled, treated or disposed of or otherwise dealt with any Hazardous Material at or to a location that, to the Corporation’s knowledge, is not duly authorized by the appropriate Governmental Entity to receive such Hazardous Material.

(iv)          Neither the Corporation nor any of its Subsidiaries has received any written notice of any claim, order, complaint, penalty or restriction of any nature arising, resulting under or pursuant to any Environmental Law with respect to any of the Leased Real Property or any real or immoveable property formerly occupied by the Corporation or any of its Subsidiaries.

(v)           Neither the Corporation nor any of its Subsidiaries has, either expressly or by operation of Law, assumed responsibility for or agreed to indemnify or hold harmless any Person for any material liability or obligation arising under Environmental Law.

(k)           There are no assessments, reports, data or other material communications (including correspondence with Governmental Entities) with respect to material environmental health or safety matters relating to the business of the Corporation or its Subsidiaries that have not been made available to the Purchaser.

(l)            Restriction on Business Activities. Except as otherwise disclosed in the Disclosure Letter, there is no judgement, injunction, order or decree binding upon the Corporation or any of its Subsidiaries that has (including following the transactions contemplated by this Agreement) or would reasonably be expected to have the effect of prohibiting, restricting or impairing, in any material respect, the type of business which may be conducted by the Corporation or any Subsidiary, the geographic area in which all or a material portion of the Corporation or any Subsidiary may be conducted or the business activities of the Corporation or such Subsidiary.

(m)          Securities Legislation.  The Corporation is a “reporting issuer” under applicable Securities Laws and is not in default of any material requirements of any applicable Securities Laws. The Common Shares are listed on the TSX and the Nasdaq, and the Corporation is not in default of any material requirements of the

TSX or the Nasdaq. The Corporation has not taken any action to cease to be a reporting issuer in any province or state nor has the Corporation received notification from any applicable Securities Authority seeking to revoke the reporting issuer status of the Corporation. No delisting, suspension of trading in or cease trading order with respect to any securities of the Corporation and, to the knowledge of the Corporation, no inquiry or investigation (formal or informal) of any Securities Authority, is pending, in effect or ongoing or threatened or reasonably expected by the Corporation to be implemented or undertaken.

(n)           Public Documents. Except as otherwise disclosed in the Disclosure Letter, the Corporation has filed with or furnished to all applicable Securities Authorities, the TSX and the Nasdaq all of the Public Documents that the Corporation was required to file or furnish pursuant to applicable Securities Laws and the rules of the TSX and the Nasdaq. The Public Documents, at the time filed, complied in all material respects with the requirements of applicable Securities Laws, the TSX and the Nasdaq and did not contain any Misrepresentation. Except to the extent that information contained in any Public Document has been revised or superseded by a later filed Public Document, the Public Documents do not contain any Misrepresentation. The Corporation has not filed any confidential material change report with the Securities Authorities which, as of the date hereof, remains confidential. The Corporation has not received any written notice from the Securities Authorities that any of the Public Documents is the subject of any ongoing review by the Securities Authorities, other than customary periodic reviews by the Securities Authorities in the ordinary course.

(o)           Financial Statements.

(i)            The Financial Statements included in the Public Documents were prepared in accordance with IFRS, applied on a consistent basis as in effect on the date of such Financial Statements (except as otherwise stated in the notes thereto), and fairly present, in all material respects, the consolidated financial position of the Corporation and its Subsidiaries as of the date thereof and their consolidated comprehensive earnings (loss), shareholders’ equity and cash flows for the periods then ended (subject to normal year-end adjustments and the absence of notes in the case of any unaudited interim financial statements).

(ii)           The Corporation does not intend to correct or restate, nor, to the knowledge of the Corporation, is there any reasonable basis for any correction or restatement of any of the Financial Statements. The selected financial data and the summary financial information included in the Public Documents present fairly, in all material respects, the information shown therein and have been compiled on a basis consistent with that of the Financial Statements included in the Public Documents.

(iii)          There are no material off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the

Corporation or any of its Subsidiaries with unconsolidated entities or other Persons.

(iv)          The financial books, records and accounts of the Corporation and each Subsidiary in all material respects: (i) have been maintained in accordance with IFRS on a basis consistent with prior periods; (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions, acquisitions and dispositions of the assets of the Corporation and each Subsidiary; and (iii) accurately and fairly reflect the basis for the Corporation’s Financial Statements.

(p)           Disclosure Controls. The Corporation has designed disclosure controls and procedures (as such term is defined in National Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings) to provide reasonable assurance that material information relating to the Corporation is made known to its Chief Executive Officer and its Chief Financial Officer by others, and that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by it under applicable Securities Laws is recorded, processed, summarized and reported within the time periods specified in such applicable Securities Laws. The Corporation has designed internal controls over financial reporting (as such term is defined in National Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Corporation is not aware of any material weakness (as such term is defined in National Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings) relating to the design of its internal controls over financial reporting. The Corporation has not received any written complaint, allegation, assertion or claim regarding its accounting or auditing practices or its internal accounting controls, including any complaint, allegation, assertion, or claim that the Corporation has engaged in questionable accounting or auditing practices, in each case which would reasonably be expected to materially adversely affect the integrity of the Corporation’s financial reporting and which has not been remediated.

(q)           Books and Records. Except as otherwise disclosed in the Disclosure Letter, the minute books of the Corporation and its predecessor companies and its Subsidiaries have been maintained in accordance with all applicable Laws in all material respects, are complete and accurate in all material respects and contain minutes or draft minutes of all meetings and resolutions of the directors and shareholders.

(r)            Absence of Certain Changes or Events. Except as otherwise disclosed in the Disclosure Letter, since October 31, 2013, the Corporation has conducted its business in the ordinary course of business, and there has not been any change, effect, event, occurrence, state of facts, circumstance or development arising in such period that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect. In addition, except for the transactions contemplated by this Agreement or in the notes to the Financial Statements, since October 31, 2013, the Corporation has not taken any action that would have been prohibited under Section 4.1 if such action had been taken after the date hereof.

(s)            Certain Practices. Neither the Corporation nor any of its Subsidiaries nor, to the knowledge of the Corporation, any or their respective officers, directors or employees or agents acting on behalf of the Corporation or any of its Subsidiaries, has, made, offered or authorized the use of, or used, any corporate funds or provided anything of value (i) for unlawful payments, contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) to foreign or domestic government officials or employees in violation of the Corruption of Foreign Public Officials Act (Canada), the United Stated Foreign Corrupt Practises Act of 1977 or any similar applicable domestic or foreign anti-corruption or anti-bribery Laws, or (ii) for a bribe, rebate, payoff, influence payment, kickback or other similar payment in violation of any applicable Law.

(t)            Litigation. Section 3.1(t) of the Disclosure Letter sets forth (i) all litigation to which the Corporation is a party that, if adversely determined, would reasonably be expected to result in a claim against the Corporation for an amount in excess of $500,000, and (ii) all material litigation involving the Corporation related to regulatory matters. There is no suit, arbitration, claim, action or proceeding pending or, to the knowledge of the Corporation, threatened against the Corporation, any of its Subsidiaries, or the business, assets or operations of the Corporation before any Governmental Entity that, if adversely determined, would reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.  Neither the Corporation, nor any of its Subsidiaries, is subject to any outstanding order, writ, judgment, injunction, decree or arbitration order or award in respect of their business properties, assets or otherwise that has had or would reasonably be expected to have a Material Adverse Effect or prevent or materially delay the completion of the Arrangement.

(u)           Suppliers. The Disclosure Letter sets forth the Corporation’s top 10 suppliers (determined on the basis of aggregate dollar purchase volume) for each of the last two fiscal years. To the knowledge of the Corporation, neither the Corporation nor any of its Subsidiaries has received any notice (whether formal or informal) that any of such suppliers intends to cancel, terminate, materially adversely renegotiate or otherwise materially adversely modify or not renew its relationship with the Corporation or any of its Subsidiaries.

(v)           Material Contracts. The Disclosure Letter sets forth all of the Material Contracts to which the Corporation, or any of its Subsidiaries, is a party or by which it is bound (specifying the date of each Material Contract and the counterparty thereto). Copies of such Material Contracts which are true and complete in all material respects have been provided or made available to the Purchaser.

(i)            Each of the Material Contracts is in full force and effect and is a valid and binding obligation of the Corporation, or its Subsidiaries, as applicable, and, to the knowledge of the Corporation, a valid and binding obligation of the other parties thereto, enforceable against them in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar applicable Law relating to or affecting creditors’ rights generally and by general principles of equity; and

(ii)           Neither the Corporation or any of its Subsidiaries, nor, to the knowledge of the Corporation or any of its Subsidiaries, the other parties thereto, is in material breach or violation of, or default (in each case, with or without notice or lapse of time or both) under, any Material Contract, and neither the Corporation nor any of its Subsidiaries, has received or given any notice of default or non-renewal under or of any such Material Contract which remains uncured, and, to the knowledge of the Corporation, there exists no state of facts which after notice or lapse of time or both would constitute a material default or material breach of such Material Contract.

(w)          Intellectual Property.

(i)            The Disclosure Letter contains a complete list and brief descriptions of (A) all unregistered Intellectual Property owned by the Corporation or any of its Subsidiaries that is material to the conduct of its business as currently conducted or is material to fulfilling any contractual obligations of the Corporation or any of its Subsidiaries, (B) all Intellectual Property which has been registered and for which applications for registrations have been filed, by or on behalf of the Corporation or a predecessor corporation in any jurisdiction or any of its Subsidiaries (the “Registered Intellectual Property”), and (C) any Intellectual Property licensed to the Corporation or any of its Subsidiaries that is material to the business as currently conducted or is material to fulfilling any contractual obligations of the Corporation or any of its Subsidiaries.

(ii)           The Corporation or any of its Subsidiaries is the sole registered and beneficial owner of, or has been granted pursuant to valid, written license agreements all necessary rights for the continuing use of, the Intellectual Property that is material to the conduct of its business as currently conducted or material to fulfilling any contractual obligations of the Corporation or any of its Subsidiaries, free and clear of all Encumbrances other than Permitted Encumbrances, except that certain registrations of Registered Intellectual Property are under the name of a predecessor corporation.

(iii)          The Registered Intellectual Property is in full force and effect and has not been used or enforced, or failed to be used or enforced, in a manner that would result in the abandonment, cancellation or loss of enforcement rights of any such Registered Intellectual Property, except that certain registrations of Registered Intellectual Property are under the name of a predecessor corporation. No application for registration of any Registered Intellectual Property made by or on behalf of the Corporation or any of its Subsidiaries has been rejected. The Corporation has not received any written notice of a challenge by any Person to the validity or ownership of, or the opposition by any Person to the registration of, any of the Registered Intellectual Property.

(iv)          To the knowledge of the Corporation or any of its Subsidiaries, no Person has infringed or is infringing, making unauthorized use or disclosure of, misappropriating, or violating the rights of the Corporation or any of its Subsidiaries with respect to any of the Intellectual Property owned by the Corporation or any of its Subsidiaries, or challenges the ownership, use, validity or enforceability of any such Intellectual Property.

(v)           To the knowledge of the Corporation, the carrying on of the business of the Corporation and any of its Subsidiaries and the use, possession, reproduction, distribution, sale, licensing, sublicensing or other dealings involving any of the Intellectual Property owned by the Corporation or any of its Subsidiaries does not breach, violate, infringe or interfere with any rights of any other Person. There is no action, suit, proceeding or claim pending or, to the knowledge of the Corporation, threatened by others, against the Corporation or any of its Subsidiaries to the effect that the Corporation or any of its Subsidiaries has infringed or is infringing, making unauthorized use or disclosure of, misappropriating, or violating or otherwise adversely affecting the rights of any Person with regard to any Intellectual Property. Neither the Corporation nor any of its Subsidiaries has intentionally refrained from commencing operations in any other jurisdiction due to fear of infringement litigation.

(vi)          To the knowledge of the Corporation, the Intellectual Property owned by the Corporation or any of its Subsidiaries does not contain, in whole or part, any open source, public source or freeware software or any code which is subject to any Contract that would oblige the Corporation or any of its Subsidiaries to make source code forming part of the Intellectual Property owned by the Corporation or any of its Subsidiaries publicly available, to grant rights in such Intellectual Property to any other Person, or to assign or license to any other Person any rights in such Intellectual Property or derivatives thereof.

(vii)         The Intellectual Property owned by the Corporation or any of its Subsidiaries does not include any Intellectual Property in respect of which any officers, employees, consultants or independent contractors of the Corporation or any of its Subsidiaries have any rights, and all current and former consultants or independent contractors have assigned in writing all of their rights in such Intellectual Property to the Corporation or its

Subsidiaries and have waived in writing any moral rights that they may hold in any assigned Intellectual Property consisting of copyrighted works. To the knowledge of the Corporation, no current or former officers, employees, consultants or independent contractors of the Corporation or any of its Subsidiaries have claimed any ownership interest in any Intellectual Property owned by the Corporation or any of its Subsidiaries.

(viii)        The Corporation and each of its Subsidiaries has taken reasonably appropriate measures to protect and preserve the security and confidentiality of its trade secrets and other confidential information. To the knowledge of the Corporation, none of the trade secrets and other confidential information owned by the Corporation or any of its Subsidiaries are part of the public domain or knowledge, nor have they been misappropriated by any Person having an obligation to maintain such trade secrets or other confidential information in confidence for the Corporation or of any of its Subsidiaries.

(x)           Computer Systems. The Computer Systems adequately meet, in all material respects, the data processing and other computing needs of the business of the Corporation as presently conducted, and, to the knowledge of the Corporation, function and operate in all material respects according to their specifications consistent with all documentation provided with such Computer Systems (subject to ordinary course wear and tear and performance degradation). The Corporation and each of its Subsidiaries has adequate measures in place to ensure that the Computer Systems contain reasonably appropriate virus protection and security measures to safeguard against the unauthorized use, copying, disclosure, modification, theft or destruction of and access to, system programs and data files comprised by the Computer Systems. To the knowledge of the Corporation, there have been no material successful unauthorized intrusions or breaches of the security of the Computer Systems.

(y)           Privacy and Security. The Corporation and each of its Subsidiaries takes reasonably appropriate steps to protect the confidentiality, integrity and security of all information stored or contained in, or transmitted by, their Computer Systems, networks and Internet sites from unauthorized or improper access, modification, transmittal or use. To the knowledge of the Corporation, no Person has obtained unauthorized access to information and data that identifies or locates a particular person (including but not limited to name, address, telephone number, electronic mail address, social security number, bank account number or credit card number) in the Corporation’s or any of its Subsidiaries’ possession, nor has there been any other compromise of the security, confidentiality or integrity of such information or data. The Corporation and each of its Subsidiaries has complied and is complying in all material respects with all applicable Laws, industry standards and internal policies relating to privacy, personal data protection, and the collection, processing and use of personal information of any type (whether via electronic means or otherwise). The operation of the business of the Corporation and of each of its Subsidiaries has not and does not violate in any material respect any right to privacy of any third person, or constitute unfair competition or trade practices under applicable Law.

(z)           Title to Assets.  Except as otherwise disclosed in the Disclosure Letter, the Corporation and each of its Subsidiaries has good and valid title to, or in the case of leased assets, valid leasehold interests in, all of the assets reflected on the consolidated statement of financial position contained in the Financial Statements, free and clear of any Encumbrances, except for (i) assets which were sold or disposed of in the ordinary course of business consistent with past practice since the date of such Financial Statements; (ii) Permitted Encumbrances; and (iii) other Encumbrances that do not materially impair or materially interfere with the present use of the assets to which they relate. There are no outstanding agreements, options, offers, commitments or other rights to purchase, or obligations to sell, assets or rights of the Corporation or any of its Subsidiaries except for the acquisition or disposition of assets in the ordinary course of the business consistent with past practice. The Corporation and its Subsidiaries, as lessees, have the right under valid and subsisting leases to use, possess and control all personal and movable property leased by and material to the Corporation and its Subsidiaries as now used, possessed and controlled by the Corporation or any of its Subsidiaries, as applicable.

(aa)         Real Property.

(i)            Neither the Corporation nor any of its Subsidiaries owns or has ever owned title in fee simple to any real property.

(ii)           Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(A)          each Lease for real or material immovable property leased, subleased, licenced or occupied by the Corporation or its Subsidiaries (the “Leased Real Property”) is in full force and effect, valid, legally binding and enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar applicable Law relating to or affecting creditors’ rights generally and by general principles of equity; and

(B)          none of the Corporation or any of its Subsidiaries is in breach of or in default under such Lease, and, to the knowledge of the Corporation, no event has occurred which, with notice, lapse of time or both, would constitute a breach or a default by any party to the Leases or permit termination, modification or acceleration by any third party thereunder.

(iii)          Except as otherwise disclosed in the Disclosure Letter, copies of each of the Leases for Leased Real Property (including all related amendments,

supplements, notices and ancillary agreements) which are true and complete in all material respects have been made available to the Purchaser.

(iv)          None of the Leases have been assigned by the Corporation or any of its Subsidiaries in favour of any Person or sublet or sublicensed other than as disclosed in writing to the Purchaser.

(v)           Except for the Leased Real Property neither the Corporation nor any of its Subsidiaries has ever owned, controlled, operated or held any interest in any real property.

(vi)          Except as otherwise disclosed in the Disclosure Letter, neither the Corporation nor any of its Subsidiaries has or has ever held any interest, whether legal or beneficial, in any entities that own, occupy, use, operate, control, lease, sub-lease, have a licence for, manage, have possession or have the right of control of a real or immovable property.

(bb)         Insurance.  The material insurance policies maintained by the Corporation and its Subsidiaries are listed in the Disclosure Letter.  Such policies and insurance provide reasonable insurance coverage with respect to the risks and losses to which they relate, remain in full force and effect, and no written notice of cancellation or termination has been received by the Corporation with respect to such policies.  Neither the Corporation, nor any of its Subsidiaries, is in material default under the terms of any such policy, and all premiums due in respect of such policies have been paid in full in a timely fashion. To the knowledge of the Corporation, neither the Corporation nor any of its Subsidiaries has done or omitted to do anything which could make such policies void or voidable, or cause a significant increase in the cost for maintaining comparable insurance coverage following the date hereof. There is no claim outstanding under such policies as to which the Corporation or any of its Subsidiaries has been notified that coverage has been questioned, denied or disputed by the underwriters of such policies.

(cc)         Employee Matters.

(i)            The Disclosure Letter contains a no-name list of all employees and independent contractors/consultants of the Corporation as of the date of this Agreement setting forth the position, status, date of hire, location of employment, compensation, bonus arrangements and Benefit Plan entitlements of each employee.

(ii)           Except as otherwise disclosed in the Disclosure Letter, no employee is on long-term disability leave, extended absence or receiving benefits pursuant to the Workers Compensation Act and associated regulations or any other applicable Law of similar nature or effect. Except for employees currently on leave, no employee receives any compensation or benefits from the

Corporation other than for services rendered to the Corporation and related to his or her assigned functions.

(iii)          The Corporation has complied, and is in compliance in all material respects with all applicable Laws relating to employment matters, including without limitation, calculation and payment of wages, hours of work, equal employment opportunity, pay equity, human rights, language in the workplace and other hiring practices, workers’ compensation, privacy and protection of personal information, payroll Taxes. There are no outstanding decisions, orders, settlements or pending settlements under employment or labour, human rights, pay equity, occupational health and safety, workers’ compensation, language or any similar Laws of any jurisdiction, which place any obligation upon the Corporation to do or refrain from doing any act in relation to employment of the employees, and to the knowledge of the Corporation, no claim has been filed, made or commenced, against the Corporation, under such Laws. In particular, the Corporation is in compliance in all material respects with the Workers Compensation Act and associated regulations and is not subject to outstanding inspection orders or assessments thereunder based upon communications between the Corporation and WorkSafe BC.

(iv)          All amounts due or accrued for all salary, wages, bonuses, commissions, overtime, vacation with pay, sick days and benefits under Benefit Plans and other similar accruals have either been paid or are accurately reflected in the books and records of the Corporation or of the applicable Subsidiary.

(v)           There are no employment Law related claims or outstanding orders, awards or rulings with, against or relating to the Corporation, pending or, to the knowledge of the Corporation, threatened, which have resulted in or would reasonably be expected to result, individually or in aggregate, in a Material Adverse Effect. To the knowledge of the Corporation, there exists no factual or legal basis on which any such claims would reasonably be expected to be commenced.

(vi)          True and complete copies of any written employment agreements, contracts of engagement or services agreements with officers and key employees of the Corporation were provided or made available to the Purchaser. Except as set forth in these agreements, the Corporation has not made any agreement or commitment with respect to the length of the period of notice, the payment of severance or otherwise required to terminate the employment of any employee of the Corporation.

(vii)         The Corporation is not a party to any written agreement pursuant to which either (A) severance or termination payments to any director, officer or employee may be required to be paid, waived or renounced solely as a result of the completion of the transactions contemplated by this

Agreement, or (B) any employee or consultant who is bound by confidentiality, non-competition or non-solicitation covenants with the Corporation is relieved thereof solely as a result of the completion of the transactions contemplated by this Agreement.

(viii)        Neither the Corporation nor any of its Subsidiaries is a party, either directly or indirectly, or by operation of law to any Collective Agreement, contract or other agreement with any trade union or employee association, and there have been no commitments made to, or negotiations with any trade union or employee association with respect to any future agreements.

(ix)          To the knowledge of the Corporation, there is no organizational effort presently being made or threatened by or on behalf of any labour union or employee association with respect to employees of the Corporation. There has not been, nor is there existent or, to the knowledge of the Corporation, threatened any labour dispute, grievance, strike, slowdown, picketing or work stoppage with respect to the employees of the Corporation.

(x)           All assessments, penalties, fines, liens, charges, surcharges or other amounts which are due or overdue and payable under the Workers’ Compensation Act (British Columbia) or any other applicable workers’ compensation or occupational health and safety legislation in relation to the Corporation have been paid and there are no outstanding assessments, penalties, fines, liens, charges, surcharges or other amounts owed which are due or overdue and payable but unpaid.  The Corporation has not been reassessed in any material respect under any applicable workplace safety and insurance or occupational health and safety legislation during the past three (3) years and, to the knowledge of the Corporation, no audit of the Corporation is currently being performed pursuant to such legislation.  No events have occurred with respect to the Corporation which are likely to result in any significant increase in any workers’ compensation board’s assessment or any similar assessment payable by the Corporation.

(dd)         Benefit Plans.

(i)            The Disclosure Letter lists all private Benefit Plans maintained or contributed to by the Corporation, true and complete copies of which were provided or made available to the Purchaser (together with all related material documentation which accurately describe the benefits provided thereunder). No Benefit Plan is or is intended to be a “registered pension plan” as defined in the Income Tax Act (Canada).

(ii)           Each Benefit Plan has been administered in all material respects according to its terms and applicable Laws and there are no outstanding violations or defaults thereunder nor any actions, claims or other proceedings pending or, to the knowledge of the Corporation, threatened with respect to any Benefit Plan. No Benefit Plan is currently under a governmental investigation or audit and, to the knowledge of the Corporation, no such investigation or audit has been threatened.

(iii)          All contributions or premiums required to be made by the Corporation under the terms of each Benefit Plan or pursuant to applicable Laws have been made in a timely fashion in accordance in all material respects with applicable Laws and the terms of the Benefit Plans, and the Corporation does not have any unfunded liabilities with respect to any of the Benefit Plans which have not been accrued in the Financial Statements. No event has occurred which, to the knowledge of the Corporation, could subject the Corporation to any material liability with respect to any tax, penalty or fiduciary duty in connection with any Benefit Plan which has not been accrued in the Financial Statements.

(iv)          None of the Benefit Plans covers Persons other than current employees of the Corporation and their dependants and beneficiaries or provides for the payment of post-employment or post-retirement benefits.

(v)           No Person will, as a result of the Corporation entering into and completing the transactions contemplated by this Agreement, become entitled to (i) any retirement, severance, bonus or other similar payment; (ii) except as contemplated by this Agreement, the acceleration of the vesting or the time to exercise of any outstanding stock option or employee benefits, (iii) the forgiveness or postponement of payment of any indebtedness owing by such Person to the Corporation, or (iv) receive any additional payments or compensation under or in respect of any employee benefits (including a cash surrender or similar payment in respect of outstanding stock options). No Benefit Plan exists that would require, as a result of the transactions contemplated by this Agreement, accelerated or increased funding requirements for any Benefit Plan.

(ee)         Tax Matters.

(i)            The Corporation has duly and on a timely basis prepared and filed all Tax Returns and other documents required to be filed by them on or before the date hereof in respect of all Taxes. All such Tax Returns are and shall be correct and complete in all material respects. No extension of time in which to file any such Tax Returns is in effect.

(ii)           The Corporation does not have any liability, obligation or commitment for the payment of Taxes not yet due other than those that have arisen since the date of filing of its most recent Tax Returns in the usual and ordinary course of business or for which adequate provisions in the accounts of the Corporation have been made, and the Corporation is not in arrears with respect to any required withholdings or instalment payments of any kind and no material deficiency for any amount of Taxes has been asserted against the Corporation by any taxing authority.

(iii)          All Taxes payable by the Corporation in respect of all taxation periods that have ended on or before the date hereof, whether or not shown on any Tax Returns or any assessments or reassessments, for which the Corporation is liable have been paid or accrued and adequately reserved on its books and records and the Financial Statements.

(iv)          The Corporation has withheld from each payment made to any of their past and present shareholders, directors, officers, employees, agents, other third parties and non-residents of Canada the amount of all Taxes and other deductions required to be withheld and have paid such amounts, in the form required under the appropriate Laws, or made adequate provision for the payment of such amounts to the proper Governmental Entities (except for the deductions at source and remittance of Taxes relating to the acquisition and cancellation of Options contemplated under the Plan of Arrangement, which deductions at source and remittance shall be made concurrently with the transactions contemplated by this Agreement).  The amount of Tax withheld but not remitted by the Corporation has been and will be retained in its accounts and remitted by them to the appropriate Governmental Entities when due.  The Corporation has remitted all Canada Pension Plan contributions, provincial pension plan contributions, unemployment insurance premiums, employer health taxes and other Taxes payable by them in respect of its employees and has remitted such amounts to the proper Governmental Entities within the time required under applicable Law, except as would not, individually or in the aggregate, have a Material Adverse Effect.  The Corporation has charged, collected and remitted on a timely basis all Taxes as required under applicable Laws on any sale, supply or delivery whatsoever, made by the Corporation, except as would not, individually or in the aggregate, have a Material Adverse Effect.

(v)           The Corporation is registered under the Excise Tax Act (Canada) and under the Provincial Sales Tax Act (British Columbia).

(vi)          There are no assessments or reassessments of the Corporation’s Taxes that have been issued and are outstanding and there are no outstanding issues which have been raised and communicated to the Corporation by any Governmental Entity for any taxation year in respect of which a Tax Return of the Corporation has been audited.  No Governmental Entity has challenged, disputed or questioned the Corporation in respect of Taxes or of any Tax Returns, filings or other reports filed under any applicable tax Law, which remain outstanding. The Corporation is not negotiating any draft assessment or reassessment with any Governmental Entity.  To the knowledge of the Corporation, there exist no contingent liabilities for Taxes or any grounds for an assessment or reassessment, including, without limitation, unreported benefits conferred on Shareholders, aggressive treatment of income, expenses, credits or other claims for deduction under any Tax Return or notice other than as adequately disclosed in the Financial Statements.  The Corporation has not received any indication from any Governmental Entity that an assessment or reassessment of the Corporation is proposed in respect of any Taxes, regardless of its merits, which remains outstanding.  The Corporation has not executed or filed with any Governmental Entity, or are otherwise bound by, any agreement or waiver extending the period for assessment, reassessment or collection of any Taxes.

(vii)         To the knowledge of the Corporation, the Corporation does not have or has not had a permanent establishment in any country or jurisdiction where it has not filed Tax Returns.

(ff)          Indebtedness. No outstanding indebtedness of the Corporation or any of its Subsidiaries to any third party has become repayable before its stated maturity date, nor has any security in respect of such indebtedness become enforceable, by reason of default by the Corporation or any of its Subsidiaries, and no event has occurred or is, to the knowledge of the Corporation, impending which, with the lapse of time or the fulfillment of any condition or the giving of notice or the compliance with any other formality would result in any such indebtedness becoming so repayable before its stated maturity date or any such security becoming enforceable and, to the knowledge of the Corporation, no Person to whom any indebtedness of the Corporation or any of its Subsidiaries is owed which is repayable on demand has demanded or, to the knowledge of the Corporation, threatened to demand repayment of, or to take any steps to enforce any security for, the same, in each case which, individually or in the aggregate, would have a Material Adverse Effect.

(gg)         No Undisclosed Liabilities.

(i)            There are no liabilities or obligations of the Corporation or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than: (A) liabilities or obligations disclosed or provided for in the Corporation’s consolidated statement of financial position contained in the Financial Statements (or in the notes thereto); (B) liabilities or obligations not required under IFRS to be disclosed or provided for in the Corporation’s consolidated statement of financial position contained in the Financial Statements (or in the notes thereto); (C) liabilities or obligations incurred in the ordinary course of business since October 31, 2013; and (D) liabilities or obligations incurred in connection with the transactions contemplated hereunder (including the consideration of any alternative transactions prior to the execution of this Agreement);

(ii)           As of the date of this Agreement, the principal amount of all indebtedness for borrowed money, including capital leases and the amount drawn pursuant to securitization programs of the Corporation and its Subsidiaries, was as disclosed in the Disclosure Letter.

(hh)         Fees. Except as disclosed in the Disclosure Letter (which disclosure shall include a description of the material terms of any agreement pursuant to which any such fees, commissions or expenses are payable), no fees, commissions or expenses were paid or reimbursed or will be payable or reimbursable by the Corporation to any broker, finder, investment banker, legal counsel or other similar advisor or agent in connection with the transaction contemplated by this Agreement.

(ii)           Transaction Costs. The estimated fees and expenses of the Corporation incurred and to be incurred in connection with the transactions contemplated herein (including the consideration of any alternative transactions prior to the execution of this Agreement), including special committee fees, “run-off” directors and officers insurance, change of control payments, severance obligations, legal, accounting, audit, financial advisory, valuation, data room, printing and other administrative and professional fees, costs and third party expenses, are set forth in the Disclosure Letter.

3.2          Representations and Warranties in respect of the Purchaser and Newco

The Purchaser and Newco hereby represent and warrant to and in favour of the Corporation as follows and acknowledge that the Corporation is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)           Organization, Standing and Corporate Power.  The Purchaser and Newco have been duly incorporated and are validly existing and in good standing under the Laws of their jurisdiction of constitution, and have the corporate power and authority to own their properties and conduct their businesses as currently owned and conducted. Each of the Purchaser and Newco has the corporate power, authority and capacity to execute and deliver this Agreement and all other agreements and instruments to be executed by it as contemplated herein and to perform its obligations under this Agreement and under all such other agreements and instruments. Newco is a direct, wholly-owned subsidiary of the Purchaser and has been formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not owned any assets, engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement.

(b)           Authority; No Conflict. The Purchaser and Newco have the requisite corporate power and authority to enter into this Agreement and all other agreements and instruments to be executed by it as contemplated herein and to perform its obligations hereunder and under all such other agreements and instruments.  The execution and delivery of this Agreement by the Purchaser and Newco and the consummation by the Purchaser and Newco of the transactions contemplated by this Agreement have been duly authorized by their respective boards of directors and no other corporate proceedings on the part of the Purchaser and Newco are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Purchaser and Newco and constitutes a valid and binding obligation of the Purchaser and

Newco, enforceable against them in accordance with its terms, subject to the usual exceptions as to bankruptcy and the availability of equitable remedies.  The execution and delivery by the Purchaser and Newco of this Agreement and the completion of the transactions contemplated hereby, will not result in a violation or breach by the Purchaser and Newco of, require any consent, approval or waiver of any party to be obtained by the Purchaser and Newco under or give rise to any termination rights under any provision of (i) their certificate of incorporation, articles or by-laws, (ii) any order of any court, Governmental Entity or regulatory body or any applicable Law, or (iii) any material contract to which the Purchaser and Newco are a party except, in the case of clauses (ii) and (iii) only, as would not reasonably be expected to prevent or materially delay the ability of the Purchaser or Newco to consummate the transactions contemplated by this Agreement.

(c)           Consents and Approvals.  No Regulatory Approval is required to be obtained or made by the Purchaser or Newco in connection with the execution and delivery of this Agreement and the performance by the Purchaser or Newco under this Agreement, including the consummation of the Arrangement, other than (i) the acceptance of the Arrangement by the TSX, (ii) the Interim Order, (iii) the Final Order, (iv) the Certificate of Arrangement, (v) the filing of the Articles of Arrangement, (vi) the Competition Act Approval, and (vii) such other Regulatory Approvals the failure of which to obtain or make would not reasonably be expected to materially adversely affect the ability of Purchaser or Newco to execute and deliver, or to perform their respective obligations under, this Agreement or to prevent or materially delay the ability of the Purchaser or Newco to consummate the transactions contemplated by this Agreement.

(d)           Financial Capacity.  The Purchaser and Newco will have at the Effective Time current assets and available credit facilities or commitments sufficient to fund the cash consideration payable to Shareholders under the Arrangement.

(e)           Litigation.  There is no suit, arbitration, claim, action or proceeding pending or threatened in writing against or affecting the Purchaser or Newco, or any judgement, injunction, order or decree outstanding against the Purchaser or Newco, which would reasonably be expected to prevent or materially delay the ability of the Purchaser or Newco to consummate the transactions contemplated by this Agreement.

(f)            Financial Advisors or Brokers.  Neither the Purchaser nor Newco has incurred any obligation or liability, contingent or otherwise, or agreed to pay or reimburse any broker, finder, financial adviser or investment banker, for any brokerage, finder’s, advisory or other fee or commission, or for the reimbursement of expenses, in connection with this Agreement or the transactions contemplated herein other than with respect to J.P. Morgan Securities Inc., the fees and expenses of which will be paid by the Purchaser.

3.3          Disclosure Letter

Contemporaneously with the execution and delivery of this Agreement, the Corporation is delivering to the Purchaser the Disclosure Letter required to be delivered pursuant to this Agreement, which is deemed to modify the representations and warranties of the Corporation contained in this Agreement.

3.4          Survival of Representations and Warranties

The representations and warranties of the Corporation, the Purchaser and Newco contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of (i) the Effective Time, and (ii) the date on which this Agreement is terminated in accordance with its terms. No investigation, by or on behalf of any Party prior to the execution of this Agreement will mitigate, diminish or affect the representations and warranties made by the other Parties.

ARTICLE 4
COVENANTS

4.1          Covenants of the Corporation Regarding the Conduct of Business

The Corporation covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, the Corporation shall conduct its business in the ordinary course of business consistent with past practice and shall use its commercially reasonable efforts to maintain and preserve its business organization, assets, properties, employees, goodwill and business relationships, unless the Purchaser shall otherwise agree in writing, or except as is otherwise expressly permitted or contemplated by this Agreement. Without limiting the generality of the foregoing, from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, the Corporation shall not, directly or indirectly, unless the Purchaser shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned by the Purchaser), or except as is otherwise expressly permitted or contemplated by this Agreement or the Disclosure Letter:

(a)           amend or propose to amend its articles or by-laws;

(b)           adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, arrangement, amalgamation, consolidation, restructuring, recapitalization or other reorganization of the Corporation;

(c)           issue any additional securities, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any securities, except upon the exercise of any Options outstanding on the date hereof;

(d)           split, combine or reclassify the Shares or declare, set aside or pay any dividend or other distribution payable in cash, securities, property or otherwise with respect to the Shares, or redeem, purchase or offer to purchase any Shares;

(e)           incur any indebtedness or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, or make any loans or advances to, or investments in, any Person for an amount exceeding $100,000 individually or in the aggregate, except with respect to (i) indebtedness, loans, advances or obligations incurred by the Corporation to any Subsidiary or by any Subsidiary to the Corporation or any other Subsidiary, (ii) accounts payable incurred in the ordinary course of business and (iii) investments by the Corporation in any Subsidiary or by any Subsidiary in any other Subsidiary;

(f)            sell, pledge, lease or dispose, or incur any Encumbrance on, or agree to sell, pledge, lease or dispose, or incur any Encumbrance on, any property or assets with a value exceeding $100,000, individually or in the aggregate, except for (A) sales, leases or dispositions of inventory in the ordinary course of business and (B) Permitted Encumbrances;

(g)           acquire, by merger, amalgamation, consolidation, acquisition of securities or assets or otherwise, any corporation, partnership or other business organization or division thereof or make any investment therein either by purchase of securities, contributions of capital or property transfer, with an acquisition or investment cost exceeding $100,000 individually or in the aggregate;

(h)           engage in any new commitment or other operation (or renewal of an existing commitment or operation) having a monetary value payable by the Corporation of more than $300,000 individually or in the aggregate, exclusively with respect to the following: (i) new hiring of personnel (other than personnel hired for replacing recent departures from the Corporation), (ii) new capital expenditures, (iii) new rental improvements, (iv) new expenses related to information technology, and (v) new purchases of equipment;

(i)            make any changes to any of its accounting policies, principles or methods (including by adopting any new accounting policies, principles or methods), except as required by applicable Laws or under IFRS;

(j)            except as required by applicable Law, make or change any material Tax election (other than an election under subsection 110(1.1) of the Tax Act in respect of Options), change any annual Tax accounting period, adopt or change any method of Tax accounting, amend any material Tax Returns or file claims for material Tax refunds, enter into any closing agreement, enter into (or offer to enter into) any agreement (including any waiver) with any Governmental Entity relating to material Taxes, settle (or offer to settle) any material Tax claim, audit or assessment, or surrender any right to claim a Tax refund, offset or other reduction in Tax liability;

(k)           amend the Stock Option Plan, or adopt or amend any other bonus, profit sharing, incentive, compensation, stock option, pension, retirement, deferred compensation, employment or other Benefit Plan, other than as required by applicable Law, and except for amendments creating obligations in an amount that does not exceed $100,000 individually or in the aggregate;

(l)            except where required pursuant to any existing Contracts or Benefit Plans in effect on the date hereof, and except as is necessary to comply with applicable Laws (i) grant to any key employee, officer or director of the Corporation an increase in compensation in any form, other than in the ordinary course of business (including ordinary course annual salary increases and bonus payments), (ii) grant any general salary increase to the employees of the Corporation, other than in the ordinary course of business (including ordinary course annual salary increases), (iii) take any action with respect to the grant of any severance or termination or change of control pay or benefits, (iv) enter into any employment, deferred compensation or other similar agreement or amend any such existing agreement, with any key employee, officer or director of the Corporation, or (v) adopt or materially amend or make any contribution (other than required contributions) to any Benefit Plan or take any action to accelerate any rights or benefits or fund or secure the payment of compensation or benefits under any Benefit Plan;

(m)          waive, release, relinquish, terminate, grant or transfer any rights of value under, or amend, modify or change, any existing Material Contract or enter into any new Material Contract, in each case other than in the ordinary course of business consistent with past practice;

(n)           waive, release, assign, settle or compromise any material proceeding, claim, liability or obligation; or

(o)           agree, resolve or commit to do any of the foregoing.

In addition, the Corporation will use its commercially reasonable efforts to cause the current insurance policies maintained by the Corporation, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder permitted to lapse, unless at the time of such termination, cancellation or lapse, replacement policies underwritten by insurance companies of nationally recognized standing having comparable deductions and providing coverage comparable to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that the Corporation will not obtain or renew any insurance policy for a term exceeding 12 months.

4.2          Covenants of the Corporation Regarding the Arrangement

The Corporation shall perform all obligations required or desirable to be performed by the Corporation under this Agreement, co-operate with the Purchaser in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, the Corporation shall:

(a)           submit the Arrangement Resolution for approval by the Shareholders at the Meeting in accordance with Section 2.4 and use commercially reasonable efforts to obtain the Required Vote;

(b)           use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent in Article 5 to the extent the same is within its control;

(c)           not knowingly take or cause to be taken any action that could reasonably be expected to prevent or materially delay or significantly impede the consummation of the transactions contemplated hereby;

(d)           apply for, and use commercially reasonable efforts to obtain, all necessary waivers, consents and approvals required to be obtained by the Corporation in connection with the Arrangement from other parties to Contracts without paying, and without committing itself or the Purchaser to pay any consideration or incur any liability or obligation to or in respect of any such other party without the prior written consent of the Purchaser;

(e)           use commercially reasonable efforts to effect any necessary registration, filing or submission of information required by any Governmental Entity from the Corporation in connection to the Arrangement, and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on the Corporation with respect to the Arrangement;

(f)            defend all lawsuits or other legal, regulatory or other proceedings against the Corporation challenging or affecting this Agreement or the consummation of the transactions contemplated hereby, and use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order relating to the Corporation or other order which may adversely affect the Corporation’s ability to consummate the Arrangement;

(g)           promptly advise the Purchaser orally and, if then requested, in writing of:

(i)            any event occurring subsequent to the date of this Agreement that would render any representation or warranty in respect of the Corporation contained in this Agreement (except any such representation or warranty which speaks solely as of a date prior to the occurrence of such event), if made on or as of the date of such event or the Effective Time, untrue or inaccurate in any material respect;

(ii)           any change, effect, event or occurrence which would reasonably be expected to have a Material Adverse Effect on the Corporation, or to materially impair or delay the consummation of the transactions contemplated by this Agreement or the ability of the Corporation to perform its obligations hereunder; and

(iii)          any breach by the Corporation of any covenant or agreement contained in this Agreement.

4.3          Covenants of the Purchaser Regarding the Arrangement

The Purchaser shall perform all obligations required or desirable to be performed by the Purchaser under this Agreement, co-operate with the Corporation in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, the Purchaser shall:

(a)           use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent in Article 5 to the extent the same is within its control;

(b)           not knowingly take or cause to be taken any action that could reasonably be expected to prevent or materially delay or significantly impede the consummation of the transactions contemplated hereby;

(c)           use commercially reasonable efforts to effect any necessary registration, filing or submission of information required by any Governmental Entity from the Purchaser in connection to the Arrangement, and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on the Purchaser with respect to the Arrangement;

(d)           use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order relating to the Purchaser or other order which may adversely affect the ability of the Parties to consummate the Arrangement; and

(e)           promptly advise the Corporation orally and, if then requested, in writing, of:

(i)            any event occurring subsequent to the date of this Agreement that would render any representation or warranty in respect of the Purchaser contained in this Agreement (except any such representation or warranty which speaks solely as of a date prior to the occurrence of such event), if made on or as of the date of such event or the Effective Time, untrue or inaccurate in any material respect;

(ii)           any change, effect, event or occurrence which would reasonably be expected to materially impair or delay the consummation of the transactions contemplated by this Agreement or the ability of the Purchaser to perform its obligations hereunder; and

(iii)          any breach by the Purchaser of any covenant or agreement contained in this Agreement.

4.4          Covenants of the Corporation Regarding Non-Solicitation

(a)           On and after the date of this Agreement, except as otherwise provided in this Agreement, the Corporation shall not, directly or indirectly, through any officer, director, employee, representative or agent (including, for greater certainty, any financial or other advisors):

(i)            solicit, assist, initiate, knowingly encourage or otherwise facilitate any inquiries, proposals or offers regarding any Acquisition Proposal;

(ii)           engage in any discussions or negotiations regarding, or provide any confidential information with respect to, any Acquisition Proposal;

(iii)          withdraw, modify or qualify (or publicly propose to or publicly state that it intends to withdraw, modify or qualify) in any manner adverse to the Purchaser, the approval or recommendation of the Board of this Agreement or the Arrangement (it being understood that, where no Acquisition Proposal has been made and not withdrawn, the failure by the Board to reaffirm its approval or recommendation within three Business Days of a request of the Purchaser to do so will be considered an adverse modification) or approve or recommend (or publicly propose to or publicly state that it intends to approve or recommend) any Acquisition Proposal (each, an “Adverse Recommendation Change”); or

(iv)          accept or enter into, or publicly propose to accept or enter into, any Contract to effect an Acquisition Proposal (an “Acquisition Agreement”) or requiring the Corporation to abandon, terminate or fail to consummate the Arrangement or providing for the payment of any break, termination or other fees and expenses to any Person in the event that the Corporation completed the transaction contemplated hereby.

(b)           The Corporation will cease and cause to be terminated any existing solicitation, encouragement, activity, discussion or negotiation with any Person by the Corporation or any of its directors, officers, employees, representatives or agents with respect to any Acquisition Proposal, whether or not initiated by the Corporation, and, in connection therewith, the Corporation will discontinue access to any data rooms (virtual or otherwise) previously provided to any such Person and will request (and exercise all rights it has to require) the return or destruction of all information regarding the Corporation previously provided to any such Person. The Corporation shall not terminate, waive, amend or modify any provision of any existing confidentiality agreement relating to an Acquisition Proposal or any standstill agreement to which it is a party.

(c)           From and after the date of this Agreement, the Corporation shall forthwith (and in any event within 24 hours) notify the Purchaser, at first orally and then in writing, of any proposal, inquiry, offer, expression of interest or request relating to or constituting an Acquisition Proposal, any request for discussions or negotiations, and any request for non-public information relating to the Corporation received by the Corporation’s directors, officers, representatives or agents, or any material amendments to the foregoing. Such notice shall include a copy of any written proposal or amendment thereto (together with any document referred to therein) and, if not in written form, a description of the material terms and conditions of, and the identity of the Person making, any proposal, inquiry, offer or request. The Corporation shall, forthwith upon the request of the Purchaser, inform the Purchaser as to the status of any such proposal, inquiry, offer or request and shall in any event inform the Purchaser of any material amendments to such proposal, inquiry, offer or request.

(d)           Notwithstanding Section 4.4(a) and any other provision of this Agreement, in the event that the Corporation receives an unsolicited, bona fide written Acquisition Proposal, the Board shall be permitted to engage in discussions or negotiations, provide information and otherwise cooperate with and assist the Person making such Acquisition Proposal, if and only to the extent that:

(i)            the Corporation has provided the Purchaser with the notice required by Section 4.4(c) in respect of such Acquisition Proposal;

(ii)           the Board determines in good faith, after consultation with its outside legal and financial advisors, that such Acquisition Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal;

(iii)          prior to providing any information or data, the Board receives from such Person an executed confidentiality and standstill agreement that contains provisions that are not less favourable to the Corporation than those contained in the Confidentiality Agreement, and the Corporation sends a copy of any such confidentiality agreement to the Purchaser promptly upon its execution; and

(iv)          the Purchaser is provided forthwith with a list of, or in the case of information that was not previously made available to the Purchaser, copies of, any material information provided to such Person.

(e)           Notwithstanding Section 4.4(a) and any other provision of this Agreement, in the event that the Corporation receives an unsolicited, bona fide written Acquisition Proposal, the Board shall be permitted to make an Adverse Recommendation Change, at any time prior to the Meeting if and only to the extent that:

(i)            the Corporation has provided the Purchaser with the notice required by Section 4.4(c) in respect of such Acquisition Proposal;

(ii)           the Board determines in good faith, after consultation with its outside legal and financial advisors, that such Acquisition Proposal constitutes a Superior Proposal and that the failure to effect an Adverse Recommendation Change would constitute a breach of its fiduciary duties under applicable Laws, and the Corporation has provided the Purchaser with a written notice advising the Purchaser of the Board’s determination; and

(iii)          five Business Days shall have elapsed from the date the Purchaser received the notice required by clause (ii) above, and, taking into account any revised proposal made by the Purchaser since receipt of such notice, such Acquisition Proposal remains a Superior Proposal.

(f)            As provided in Section 4.4(e)(iii), during the five Business Day period referred to in Section 4.4(e), the Purchaser shall have the opportunity, but not the obligation, to offer to amend the terms of this Agreement, and the Corporation shall cooperate with the Purchaser with respect thereto, including by engaging in good faith negotiations with the Purchaser. The Board will review any offer by the Purchaser to amend the terms of this Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether such amended offer, upon acceptance by the Corporation, would, if consummated in accordance with its terms, result in the Acquisition Proposal no longer being a Superior Proposal. If the Board so determines, the Corporation will enter into an amended agreement with the Purchaser reflecting the Purchaser’s amended offer. If the Board continues to believe, in good faith, after consultation with its outside legal and financial advisors, that such Superior Proposal remains a Superior Proposal and therefore rejects the Purchaser’s amended offer, the Corporation and the Board may make an Adverse Recommendation Change and, subject to compliance with the other provisions hereof, terminate this Agreement and enter into an Acquisition Agreement in respect of such Superior Proposal. Each successive modification to any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 4.4 and shall require a new five-Business Day period from the later of the date a copy of such amendment is provided to the Purchaser and the date that the Board determines that the amended Acquisition Proposal constitutes or remains a Superior Proposal.

(g)           In the event that the Corporation provides the notice contemplated by Section 4.4(e)(ii) on a date which is fewer than five (5) Business Days prior to the Meeting, the Corporation may, and upon the request of the Purchaser the Corporation shall, adjourn or postpone the Meeting to a date that is not less than eight (8) Business Days after the date of such Notice.

(h)           The Corporation will ensure that its officers, directors, representatives and agents are aware of the provisions of this Section 4.4, and it will be responsible for any breach of this Section 4.4 by such officers, directors, representatives and agents.

4.5          Resignations of Directors of the Corporation

The Corporation shall use its commercially reasonable efforts to cause to be delivered to the Purchaser on the Effective Date resignations, effective on the Effective Date of the directors of the Corporation and the Corporation’s Subsidiaries designated in writing by the Purchaser at least two Business Days prior to the Effective Date.

4.6                               Covenants Regarding Pre-Acquisition Reorganizations

(a)                                 Subject to applicable Laws, the Corporation shall and, where appropriate, shall cause its Subsidiaries to, at the expense of the Purchaser, use its and their commercially reasonably efforts to effect such reorganizations of the business, operations and assets of the Corporation and its Subsidiaries or such other transactions as the Purchaser may request (each a “Pre-Acquisition Reorganization”), and co-operate with the Purchaser and its representatives in order to determine the nature of any Pre-Acquisition Reorganization that might be undertaken and the manner in which they might most effectively be undertaken; provided, however, that the Corporation shall not be required to carry out any Pre-Acquisition Reorganization which: (i) would impede or materially delay the completion of the Arrangement (including by giving rise to any legal or regulatory proceedings by any Person); (ii) is prejudicial to the Corporation or its Subsidiaries or the shareholders of the Corporation or interferes with the operations of the Corporation and its Subsidiaries in any material respect; (iii) cannot be completed immediately prior to or contemporaneously with the Effective Date; or (iv) would require the Corporation or the Subsidiaries to contravene any Law or any Material Contract.

(b)                                 The Purchaser shall provide written notice to the Corporation of any proposed Pre-Acquisition Reorganization at least 15 Business Days prior to the Effective Date. Upon receipt of such notice, the Purchaser and the Corporation shall, at the expense of the Purchaser, work cooperatively and use commercially reasonable efforts to prepare prior to the Effective Date all documentation necessary and do all such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization. The Purchaser acknowledges and agrees that the planning for and implementation of any Pre-Acquisition Reorganization shall not be considered a breach of any covenant under this Agreement and shall not be considered in determining whether a representation or warranty of the Corporation hereunder has been breached.

(c)                                  No Pre-Acquisition Reorganization will be made effective unless (i) it is reasonably certain that the Arrangement will become effective and (ii) such Pre-Acquisition Reorganization can be reversed or unwound without adversely affecting the Corporation and its Subsidiaries in the event the Arrangement does not become effective and this Agreement is terminated.  If the Arrangement is not completed, Purchaser will forthwith reimburse the Corporation for all reasonable fees and expenses (including any professional fees and expenses) incurred by the Corporation and its subsidiaries in considering and effecting any Pre-Acquisition Reorganization and shall be responsible for all reasonable fees and expenses (including any professional fees and expenses) of the Corporation and its subsidiaries in reversing or unwinding any Pre-Acquisition Reorganization that was effected prior to the termination of this Agreement in accordance with its terms.  Notwithstanding the foregoing, in no event shall the completion of any Pre-Acquisition Reorganization be a condition to completion of the Arrangement.

4.7                               Access to Information; Confidentiality

From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to compliance with applicable Law and the confidentiality provisions of any existing Contracts and upon reasonable notice, the Corporation shall afford to the Purchaser and to its officers, employees, agents and representatives reasonable access, during normal business hours, to their officers, employees, agents, offices, books, records and Contracts. The Purchaser acknowledges and agrees that information furnished pursuant to this Section 4.7 shall be subject to the terms and conditions of the Confidentiality Agreement.

4.8                               Employment Agreements; Benefit Plans

The Purchaser and Newco will, and after the Effective Time, the Purchaser and Newco will cause the Corporation and any successor to the Corporation to:

(a)                                 comply with the terms of all existing employment, change of control and severance agreements of the Corporation and its Subsidiaries which the Corporation has disclosed to Purchaser prior to execution of this Agreement (subject to any amendments or modifications as permitted hereunder), unless otherwise agreed between the parties to the agreements in question, it being acknowledged by the Purchaser and Newco that the Arrangement will constitute a “Change in Control” under certain of such agreements;

(b)                                 deal with any employees of the Corporation and its Subsidiaries, whose employment may be terminated after the Effective Date, in a fair and equitable manner and in accordance with applicable Law; and

(c)                                  honour and comply with all obligations of the Corporation and its Subsidiaries under the Benefit Plans.  For greater certainty, the Corporation and its Subsidiaries reserve the right to amend, modify, revise, replace or remove any of the Benefit Plans from time to time, in their sole discretion, in accordance with their terms.

4.9                               Insurance and Indemnification

(a)                                 From and after the Effective Time, the Purchaser shall indemnify and hold harmless all past and present directors, officers and employees of the Corporation, to the same extent such persons are indemnified as of the date of this Agreement pursuant to the general by-laws of the Corporation, for acts or omissions occurring on or prior to the Effective Time (and subject to the same restrictions and limitations).

(b)                                 The Purchaser shall maintain in effect (either directly or via “run off” insurance or insurance provided by an alternate provider), for not less than six years from the Effective Time, coverage substantially equivalent to that in effect under the current directors’ and officers’ liability insurance policy maintained by the Corporation which is no less advantageous, and with no gaps or lapses in coverage with respect to matters occurring prior to or on the Effective Time;

provided that in no event shall the Purchaser be required to expend in any one year an amount in excess of 300% of the annual amount currently paid by the Corporation and if the annual premiums of such insurance coverage exceed such amount, the Purchaser shall be obligated to obtain a substantially similar policy with the greatest coverage available (as to quantum and events) for such maximum cost.

(c)                                  The obligations of the Purchaser under this Section 4.9 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 4.9 applies without the consent of such affected indemnitee, it being expressly agreed that the indemnities to whom this Section 4.9 applies shall be third party beneficiaries of, and entitled to directly enforce, this Section 4.9.

4.10                        Regulatory Filings and Approvals

As soon as reasonably practicable after the date hereof, each Party shall make all necessary or advisable filings, applications and submissions with Governmental Entities under all applicable Laws in respect of the transactions contemplated herein. Each Party shall provide such additional information and make or cause to be made such additional filings reasonably required by any Governmental Entity in respect of the transactions contemplated herein.

Each Party shall use its commercially reasonable efforts to obtain all consents, Regulatory Approvals, authorizations, exemptions or waivers required or advisable to be obtained by it from Governmental Entities in respect of the transactions contemplated herein (including participating and appearing in any proceedings before Governmental Entities) and to avoid or resolve any suit or threatened suit so as to permit the consummation of the transactions contemplated herein on a timely basis.

Paragraph 4.10 does not apply in respect of the Competition Act Approval.

4.11                        Cooperation Regarding Regulatory Filings and Approvals

No Party shall make any filings, applications or submissions to, or engage in any material communication with, any Governmental Entity in respect of the transactions contemplated by this Agreement without the prior consent of the other Parties.

Subject to applicable Laws, each Party shall provide the other Parties (or their external counsel in respect of competitively-sensitive, privileged or confidential matters) with reasonable opportunity to review and comment on all filings, applications, submissions and other material communications to Governmental Entities. Each Party shall use its commercially reasonable efforts to cooperate with and assist the other Parties in the preparation and making of all filings, applications and submissions to such Governmental Entities.

Each Party shall promptly notify the other Parties of any material communication to such Party from any Governmental Entity in respect of the transactions contemplated herein and, subject to applicable Laws, provide the other Parties (or their external counsel in respect of competitively-sensitive, privileged or confidential matters) with a copy thereof if such communication is in writing. Each Party shall consult with the other Parties (or their external counsel in respect of competitively-sensitive, privileged or confidential matters) prior to participating in any substantive meeting or discussion with any Governmental Entity in respect of the transactions contemplated herein and give the other Parties (or their external counsel in respect of competitively-sensitive, privileged or confidential matters) the opportunity to attend and participate thereat.

Paragraph 4.11 does not apply in respect of the Competition Act Approval.

4.12                        Competition Act Approval

(a)                                 Each of the Purchaser and the Corporation shall use commercially reasonable efforts to obtain Competition Act Approval and, in doing so, shall cooperate with and diligently assist the other and keep the other reasonably informed as to status of the proceedings related to all filings and applications in respect of Competition Act Approval.  Without limiting the generality of the foregoing, (i) the Purchaser with the cooperation and assistance of the Corporation, as soon as practicable after the date of this Agreement, shall prepare and submit to the Commissioner an application for an Advance Ruling Certificate and a request in the alternative for a No-Action Letter and a waiver from notification under paragraph 113(c) of the Competition Act in respect of the transactions contemplated herein; (ii) if requested in writing by the Purchaser or the Corporation, each of the Purchaser and the Corporation shall prepare and file, as soon as practicable after the request of the Purchaser or the Corporation, as applicable, a pre-merger notification pursuant to the Competition Act in respect of the transactions contemplated herein; and (iii) each of the Purchaser and the Corporation, in consultation with the other, shall promptly furnish any additional information requested by the Commissioner or the staff of the Competition Bureau under the Competition Act in respect of the transactions contemplated herein.

For the avoidance of doubt, use of “commercially reasonable efforts to obtain Competition Act Approval” by the Purchaser shall not require the Purchaser or any of its Affiliates to: (i) divest, sell, dispose of or hold separate (through the establishment of a trust or otherwise) any assets, shares or any business or part of a business, or agree to any of the foregoing, or agree to the manner of operation of the business being acquired (or any part of it) or any other business or part of a business; or (ii) give any undertakings, or agree to give any undertakings, including with respect to the matters referred to in (i).

(b)                                 Notwithstanding anything herein to the contrary, the Purchaser shall not be required to contest or defend any objections, challenges, applications or oppositions raised or filed by the Commissioner relating to the matters contemplated by this Agreement, although it may, at its sole discretion, elect to do so.

(c)                                  Each of the Parties shall inform the other Party of any material communications it has with the Commissioner or the staff of the Competition Bureau and shall, if reasonably possible in the circumstances, permit the other Party to participate in or review any such material communication before it is made.  Notwithstanding the foregoing, submissions, filings or other written communications to the Commissioner or the staff of the Competition Bureau may be redacted as necessary before sharing with the other Party to address reasonable solicitor-client or other privilege or confidentiality concerns (provided that the external legal counsel to each of the Purchaser and the Corporation shall receive non-redacted versions of drafts or final submissions, filings or other written communications to the Commissioner or the staff of the Competition Bureau on the basis that the redacted information will not be shared with its client) provided that nothing in this Agreement shall require any Party to share any information with another Party, including its external legal counsel, that relates to the valuation of this proposed transaction or any alternative proposed transaction.

(d)                                 A Party shall not participate in any substantive meeting (whether in person, by telephone or otherwise) with the Commissioner or the staff of the Competition Bureau in respect of any filing, investigation or inquiry in respect of the transactions contemplated herein unless the Party consults with the other Party in advance and gives the other Party the opportunity to attend and participate thereat (except where the Commissioner or the staff of the Competition Bureau expressly requests that the other Party should not be present at the meeting, or part or parts of the meeting, or except where competitively sensitive information may be discussed, in which case every effort will be made to allow external legal counsel to participate).

4.13                        Purchaser Guarantee

The Purchaser hereby unconditionally and irrevocably guarantees the prompt payment and performance to the Corporation of all obligations of Newco under this Agreement when due in accordance with their terms (the “Guaranteed Obligations”).  This guarantee is a guarantee of payment and not of collection. The Purchaser agrees that the Corporation need not attempt to collect any Guaranteed Obligations from Newco or the Purchaser, but may require the Purchaser to make immediate payment of all of the Guaranteed Obligations to the Corporation when due, or at any time thereafter.  This guarantee shall be a continuing guarantee of the payment and performance of all the Guaranteed Obligations and a continuing indemnity for the payment of all amounts indemnified hereunder and shall apply to and secure any ultimate balance thereof due or remaining unpaid. The guarantee herein shall not be considered as wholly or partially satisfied by the intermediate payment or satisfaction at any time of all or any part of the Guaranteed Obligations.

ARTICLE 5
CONDITIONS PRECEDENT

5.1                               Mutual Conditions Precedent

The obligations of the Parties to complete the transactions contemplated by this Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which is for the mutual benefit of the Parties, and may only be waived by the mutual consent of the Parties:

(a)                                 the Interim Order shall have been granted on terms consistent with this Agreement and the Interim Order shall not have been set aside or modified in a manner unacceptable to either the Purchaser or the Corporation, acting reasonably, on appeal or otherwise;

(b)                                 the Arrangement Resolution shall have been approved at the Meeting in accordance with the Interim Order and applicable Laws;

(c)                                  the Final Order shall have been granted on terms consistent with this Agreement and the Final Order shall not have been set aside or modified in a manner unacceptable to either Party, acting reasonably, on appeal or otherwise;

(d)                                 the Articles of Arrangement shall be in content consistent with this Agreement and the Plan of Arrangement and in form satisfactory to the Parties acting reasonably;

(e)                                  the Competition Act Approval shall have been obtained;

(f)                                   no act, action, suit, proceeding, objection or opposition shall have been taken, entered or promulgated before or by any Governmental Entity (other than in relation to Competition Act Approval) or by any elected or appointed public official or private person in Canada or elsewhere, and no Law, regulation or policy, judgment, decision, order ruling or directive shall have been proposed enacted, promulgated, amended or applied, which would be reasonably expected to result in a Material Adverse Effect in respect of the Corporation or the Purchaser or that makes the Arrangement illegal or otherwise directly or indirectly enjoins, restrains or prohibits the completion of the Arrangement; and

(g)                                  this Agreement shall not have been terminated in accordance with its terms.

5.2                               Additional Conditions Precedent to the Obligations of the Purchaser and Newco

The obligations of the Purchaser and Newco to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment of each of the following conditions precedent, each of which is for the exclusive benefit of the Purchaser and Newco and may be waived by them:

(a)                                 all covenants of the Corporation under this Agreement to be performed on or before the Effective Time shall have been duly performed by the Corporation in all material respects, and Purchaser shall have received a certificate of the Corporation addressed to the Purchaser and Newco and dated the Effective Date, signed on behalf of the Corporation by two senior executive officers of the Corporation (on the Corporation’s behalf and without personal liability), confirming the same as at the Effective Time;

(b)                                 the representations and warranties of the Corporation set forth in this Agreement shall be true and correct in all respects as of the date hereof and in all material respects as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), provided, however, that any such representation and warranty that is qualified by a reference to materiality or Material Adverse Effect shall be true and correct in all respects as of the date hereof and the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and except in all cases for breaches of representations and warranties (i) resulting from transactions, changes, conditions, events or circumstances contemplated or permitted by this Agreement or (ii) which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, and the Purchaser and Newco shall have received a certificate of the Corporation addressed to Purchaser and Newco and dated the Effective Date, signed on behalf of the Corporation by two senior executive officers of the Corporation (on the Corporation’s behalf and without personal liability), confirming the same as at the Effective Time;

(c)                                  no Material Adverse Effect shall have occurred since the date hereof;

(d)                                 the time period prescribed by the CBCA for the exercise of Dissent Rights in respect of the Arrangement shall have expired, and Shareholders shall not have exercised (and not abandoned) such Dissent Rights with respect to greater than 7% of the number of Shares then outstanding;

(e)                                  as of the Effective Time all outstanding Options shall have been exercised, purchased for cancellation or otherwise terminated in accordance with the terms of the Stock Option Plan, and the Stock Option Plan shall have terminated or been terminated in accordance with its terms; and

(f)                                   the Corporation shall have delivered to Purchaser at least two Business Days prior to the Effective Date payoff letters from third-party lenders, in form and substance satisfactory to Purchaser, in its sole discretion, with respect to the indebtedness of the Corporation specified by Purchaser to the Corporation no later than ten Business Days prior to such date, and, on the Effective Date, subject to Purchaser making available necessary funds to do so, the Corporation shall have caused the indebtedness (and all related Contracts to which the Corporation is a party or by which it is bound) to be permanently terminated, as requested by Purchaser, and, to the extent the indebtedness is secured by hypothecs or other Encumbrances, shall have caused such hypothecs or other Encumbrances to be released by the third-party lenders.

5.3                               Additional Conditions Precedent to the Obligations of the Corporation

The obligations of the Corporation to complete the transactions contemplated by this Agreement shall also be subject to the following conditions precedent, each of which is for the exclusive benefit of the Corporation and may be waived by the Corporation:

(a)                                 all covenants of the Purchaser and Newco under this Agreement to be performed on or before the Effective Time shall have been duly performed by the Purchaser or Newco, as applicable, in all material respects, and the Corporation shall have received certificates of the Purchaser and Newco, addressed to the Corporation and dated the Effective Date, signed on behalf of the Purchaser and Newco by two senior executive officers of each of the Purchaser and Newco (on such Party’s behalf and without personal liability), confirming the same as of the Effective Time;

(b)                                 the representations and warranties of the Purchaser and Newco set forth in this Agreement shall be true and correct in all respects as of the date hereof, and shall be true and correct in all material respects as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), and the Corporation shall have received certificates of the Purchaser and Newco, addressed to the Corporation and dated the Effective Date, signed on behalf of the Purchaser and Newco by two senior executive officers of each of the Purchaser and Newco (on such Party’s behalf and without Personal liability), confirming the above as of the Effective Time; and

(c)                                  Newco shall have complied with its obligations under Section 2.6 and the Depositary shall have confirmed receipt of sufficient funds in escrow to complete all of the transactions contemplated by this Agreement.

ARTICLE 6
AMENDMENT AND TERMINATION

6.1                               Amendment

This Agreement may, at any time and from time to time before or after the holding of Meeting but not later than the Effective Date, be amended by mutual written agreement of the Parties, and any such amendment may without further notice to or authorization on the part of the Shareholders (subject to applicable Laws or any requirements imposed by the Court), without limitation:

(a)                                 change the time for performance of any of the obligations or acts of the Parties;

(b)                                 waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)                                  waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties; and/or

(d)                                 waive compliance with or modify any conditions precedent herein contained provided that any such change does not decrease the consideration payable to Shareholders.

Notwithstanding the foregoing, the Plan of Arrangement may only be supplemented or amended in accordance with the provisions thereof.

6.2                               Termination

(a)                                 This Agreement may be terminated at any time prior to the Effective Time:

(i)                                     by the mutual written agreement of the Parties (and for greater certainty, without further notice to or authorization on the part of Shareholders);

(ii)                                  by the Purchaser, if the Corporation makes an Adverse Recommendation Change;

(iii)                               by the Corporation, in order to enter into an Acquisition Agreement in respect of a Superior Proposal, subject to the Corporation complying with the terms of Section 4.4;

(iv)                              by either the Purchaser or the Corporation, if the Required Vote is not obtained at the Meeting (or any adjournment or postponement thereof);

(v)                                 subject to compliance with Section 6.4, by the Purchaser, if the Purchaser is not in breach of its obligations under this Agreement and (A) there has been a breach on the part of the Corporation of any of its covenants or agreements herein such that the condition in Section 5.2(a) would not be satisfied, or (B) any of the representations and warranties of the Corporation herein shall have been at the date hereof untrue or incorrect, or shall have become untrue or inaccurate in a material respect at any time prior to the Effective Time, such that the condition contained in Section 5.2(b) would not be satisfied;

(vi)                              subject to compliance with Section 6.4, by the Corporation, if the Corporation is not in breach of its obligations under this Agreement and (A) there has been a breach on the part of the Purchaser of any of its covenants or agreements herein such that the condition in Section 5.3(a) would not be satisfied, or (B) any of the representations and warranties of the Purchaser herein shall have been at the date hereof untrue or incorrect, or shall have become untrue or inaccurate in a material respect at any time prior to the Effective Time, such that the condition contained in Section 5.3(b) would not be satisfied; or

(vii)                           by either the Purchaser or the Corporation, if the Effective Date has not occurred on or prior to the Outside Date; provided that the right to terminate this Agreement pursuant to this Section 6.2(a)(vii) shall not be available to a Party whose action or failure to act has been a principal cause of or resulted in the failure of the Effective Date to occur prior to the Outside Date and such action or failure to act constitutes a breach of this Agreement.

(b)                                 If this Agreement is terminated in accordance with the foregoing provisions of this Section 6.2, no Party shall have any further liability to perform its obligations under this Agreement except the obligations set forth in Section 6.5 and as otherwise expressly contemplated by this Agreement, and provided that neither the termination of this Agreement nor anything contained in this Section 6.2 shall relieve any Party from any liability for any breach by it of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants made herein.

6.3                               Void upon Termination

If this Agreement is terminated pursuant to Section 6.2, this Agreement shall become void and of no force and effect and no Party will have any liability or further obligation to the other Party hereunder, except that the provisions of this Section 6.3, Section, 2.9, Section 4.6, Section 4.7, Section 6.5, Section 6.6, Section 6.7 and Article 7 shall survive any termination hereof pursuant to Section 6.2. Notwithstanding anything to the contrary contained in this Agreement, the Confidentiality Agreement shall survive any termination hereof pursuant to Section 6.2.

6.4                               Notice of Unfulfilled Conditions

If either the Corporation, on the one hand, or the Purchaser and Newco, on the other hand, determines at any time prior to the Effective Time that it intends to refuse to complete the transactions contemplated hereby because of any unfulfilled or unperformed condition contained in this Agreement, such Party will so notify the other Party forthwith upon making such determination in order that the other Party will have the right and opportunity to take such steps, at its own expense, as may be necessary for the purpose of fulfilling or performing such condition within a reasonable period of time, but in no event later than the Outside Date.  Neither the Corporation nor the Purchaser or Newco may elect not to complete the transaction contemplated hereby pursuant to the conditions precedent contained in Article 5 unless forthwith and in any event prior to the filing on the Effective Date of Articles of Arrangement for the purpose of giving effect to the Arrangement, the Party intending to rely thereon has given a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party giving such notice is asserting as the basis for the nonfulfillment of the applicable condition precedent.  If any such notice is given, provided that the other Party is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the Party giving such notice may not terminate this Agreement as a result thereof until the later of the Outside Date and the expiration of a period of 10 days from such notice.  If such notice has been given prior to the date of the Meeting, such meeting, unless the Parties otherwise agree, will be postponed or adjourned and will not be held until such time as is reasonably practicable after the earlier of (i) the matter to which the notice relates being cured and (ii) the expiry of such period.  If such notice has been given prior to the making of application for the Final Order, such application will be postponed and will not be made until such time as is reasonably practicable after the earlier of (i) the matter to which the notice relates being cured and (ii) the expiry of such period.  For greater certainty, in the event that such matter is cured within the time period referred to herein, the Agreement may not be terminated as a result thereof.

6.5                               Termination Fee

If (a) this Agreement is terminated pursuant to Section 6.2(a)(ii) or 6.2(a)(iii), or (b) (i) an Acquisition Proposal is publicly proposed or announced or otherwise becomes publicly known, or any Person publicly announces an intention (whether or not conditional and whether or not withdrawn) to make such an Acquisition Proposal, (ii) thereafter this Agreement is terminated pursuant to Section 6.2(a)(iv), and (iii) within 12 months of such termination, the Corporation enters into a definitive agreement to complete, or completes, an Acquisition Proposal (whether made before or after termination of this Agreement), then, in either such case, the Corporation shall pay to the Purchaser an amount of $16,000,000 (the “Termination Fee”) in immediately available funds to an account designated by the Purchaser. Such payment shall be made within one Business Day after the date of termination of this Agreement in the case of (a) above, and on the date of completion of the Acquisition Proposal in the case of clause (b) above. In the event that the Corporation fails to pay the Termination Fee when due, the Corporation will pay the costs and expenses incurred by the Purchaser in connection with a successful legal action to enforce such payment.

6.6                               Fee and Expenses

(a)                                 Except as otherwise expressly provided in this Agreement and subject to Section 6.6(b) and 6.6(c): (i) each Party shall pay all fees, costs and expenses incurred by such Party in connection with this Agreement and the Arrangement; and (ii) the Purchaser shall be responsible for any filing fees and applicable taxes for or in respect of any application, notification or other filing made in respect of any regulatory process in respect of the transactions contemplated by the Arrangement, including Competition Act Approval.

(b)                                 If (i) this Agreement is terminated because of the failure of the condition in Section 5.2(b) or (ii) this Agreement is terminated by the Purchaser pursuant to Section 6.2(a)(vii), and at the time of such termination there is a state of facts or circumstances that would cause the condition set forth in Section 5.2(b) not to be satisfied, the Corporation shall pay an amount equal to $1,750,000 as reimbursement to the Purchaser for its out-of-pocket expenses incurred in connection with the Arrangement; provided that if the Purchaser is in material breach of its obligations hereunder at the time of the termination of the Agreement such amount will not be payable.

(c)                                  If (i) this Agreement is terminated because of the failure of the condition in Section 5.3(b) or (ii) this Agreement is terminated by the Corporation pursuant to Section 6.2(a)(vii), and at the time of such termination there is a state of facts or circumstances that would cause the condition set forth in Section 5.3(b) not to be satisfied, the Purchaser shall pay an amount equal to $1,750,000 as reimbursement to the Corporation for its out-of-pocket expenses incurred in connection with the Arrangement; provided that if the Corporation is in material breach of its obligations hereunder at the time of the termination of the Agreement such amount will not be payable.

(d)                                 No amount will be payable under subsection (b) if an amount has been paid under Section 6.5.

6.7                               Liquidated Damages

Each of the Parties acknowledges that all of the payment amounts set out in Sections 6.5 and 6.6 are payments of liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Each of the Parties irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where a Party is entitled to the payment of an amount under Section 6.5 or 6.6 and such amount is paid in full, such Party shall be precluded from any other remedy against the other Party at Law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other Party or any of its Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates or their respective representatives in connection with this Agreement or the transactions contemplated hereby, provided, however that payment by a Party of an amount under Section 6.5 or 6.6 shall not be in lieu of any damages or any other payment or remedy available in the event of any wilful or intentional breach by such Party of any of its obligations or covenants under this Agreement.

ARTICLE 7
GENERAL PROVISIONS

7.1                               Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally within normal business hours, or as of the following Business Day if delivered personally past normal business hours or sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by either Party by notice to the other given in accordance with these provisions):

(a)                                 if to the Purchaser:

Essilor International (Compagnie générale d’optique), S.A.

147 rue de Paris

94227 Charenton Cedex

France

Attention: Director for Legal Affairs and Group Development

with a copy (which shall not constitute notice) to:

Essilor of America, Inc.

13555 n. Stemmons Freeway

Dallas, TX 75234

Attention: General Counsel and Senior Vice President, Legal

And to:

Fasken Martineau DuMoulin LLP

The Stock Exchange Tower

Suite 3700, 800 Square Victoria

P.O. Box 242

Montreal, Quebec

H4Z 1E9

Attention: Mr. Robert Paré and Ms. Marie-Josée Neveu

Fax: 514.397.7600

E-mail: rpare@fasken.com

mneveu@fasken.com

(b)                                 if to Newco:

8800499 Canada Inc.

371 Deslauriers, Saint-Laurent

Québec, H4N 1W2

Attention: the President

with a copy (which shall not constitute notice) to:

Essilor of America, Inc.

13555 n. Stemmons Freeway

Dallas, TX 75234

Attention: General Counsel and Senior Vice President, Legal

And to:

Fasken Martineau DuMoulin LLP

The Stock Exchange Tower

Suite 3700, 800 Square Victoria

P.O. Box 242

Montreal, Quebec

H4Z 1E9

Attention: Mr. Robert Paré and Ms. Marie-Josée Neveu

Fax: 514.397.7600

E-mail: rpare@fasken.com

mneveu@fasken.com

(c)                                  if to the Corporation:

Coastal Contacts Inc.

Suite 320, 2985 Virtual Way

Vancouver, British Columbia

V5M 4X7

Attention: Chief Executive Officer

with a copy (which shall not constitute notice) to:

McCarthy Tétrault LLP

Suite 1300, 777 Dunsmuir Street

P.O. Box 10424, Pacific Centre

Vancouver, British-Columbia

V7Y 1K2

Attention: Mr. Cameron Belsher and Mr. Sven Milelli

Fax: 604.643.7900

E-mail: cbelsher@mccarthy.ca

smilelli@mccarthy.ca

7.2                               Entire Agreement, Binding Effect and Assignment

This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns. This Agreement (including the schedules hereto), the Disclosure Letter, the Plan of Arrangement and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof and thereof. The Purchaser may assign all or any part of its rights and/or obligations under this Agreement to a wholly-owned Subsidiary of the Purchaser, provided that the Purchaser shall remain liable solidarily with its assignee for any obligations hereunder. Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Party. The Purchaser hereby confirms that it remains bound by the terms of the Confidentiality Agreement in accordance with the terms thereof, notwithstanding that this Agreement may be terminated for any reason whatsoever.

7.3                               Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

7.4                               No Third Party Beneficiaries

Except for the rights of the Shareholders to receive the consideration for their Common Shares following the Effective Time pursuant to the Plan of Arrangement and as provided in Section 4.9, this Agreement is not intended to confer any rights or remedies upon any Person other than the Parties to this Agreement.

7.5                               Time of Essence

Time shall be of the essence in this Agreement.

7.6                               Further Assurances

Subject to the provisions of this Agreement, the Parties will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other Party may, either before or after the Effective Time, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement and, in the event the Arrangement becomes effective, to document or evidence any of the transactions or events set out in the Plan of Arrangement.

7.7                               No Personal Liability

No director or officer of the Corporation shall have any personal liability whatsoever to the Purchaser or Newco under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of the Corporation.

7.8                               Remedies

Subject to Section 6.7, the Parties acknowledge and agree that an award of money damages alone would be inadequate for any breach of this Agreement by any Party or its representatives and any such breach would cause the non-breaching Party irreparable harm. Accordingly, the Parties agree that, in the event of any breach or threatened breach of this Agreement by one of the Parties, a non-breaching Party may also be entitled to equitable relief, including injunctive relief and specific performance. Subject to Section 6.7, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the parties.

7.9                               Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the federal laws of Canada applicable therein, and shall be construed and treated in all respects as a British Columbia contract. Each of the Parties hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement and the Arrangement.

7.10                        Counterparts, Execution

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

(remainder of this page left blank intentionally)

IN WITNESS WHEREOF the Purchaser, Newco and the Corporation have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ESSILOR INTERNATIONAL
(COMPAGNIE GÉNÉRALE D’OPTIQUE),
S.A.

Per:	“Carol Xueref”
	Name:	Carol Xueref
	Title:	Corporate Senior Vice President,
Legal Affairs and Development

8800499 CANADA INC.

Per:	“Roy Hessel”
	Name:	Roy Hessel
	Title:	Director

IN WITNESS WHEREOF the Purchaser, Newco and the Corporation have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COASTAL CONTACTS INC.

Per:	“Roger Hardy”
	Name:	Roger Hardy
	Title:	Chairman and
Chief Executive Officer

Per:	“Nicholas Bozikis”
	Name:	Nicholas Bozikis
	Title:	Chief Financial Officer

SCHEDULE A

PLAN OF ARRANGEMENT UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
INTERPRETATION

1.1                               Definitions

Unless something in the subject matter or context is inconsistent therewith, where used in this Plan of Arrangement, the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Acquisition Agreement” means the Acquisition Agreement made as of February 26, 2014 between the Purchaser, Newco and the Corporation as it may be amended, modified or supplemented from time to time in accordance with its terms;

“Affiliate” has the meaning set out in the CBCA;

“Arrangement” means the proposed arrangement under the provisions of section 192 of the CBCA on the terms and conditions set forth in this Plan of Arrangement and any amendments hereto made in accordance with Article 6 herein or at the direction of the Court in the Final Order;

“Arrangement Resolution” the special resolution authorizing this Plan of Arrangement to be considered and voted upon by Shareholders at the Meeting, substantially in the form attached as Schedule B to the Acquisition Agreement;

“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement to be filed with the Director after the Final Order is made;

“Beneficial Shareholders” means the Shareholders (including all Dissenting Shareholders) and beneficial holders of Common Shares;

“Business Day” means any day other than a Saturday, Sunday or a statutory holiday in Vancouver, British Columbia;

“Cash Proceeds per Share” means $12.45;

“CBCA” means the Canada Business Corporations Act and the regulations made thereunder;

“Certificate of Arrangement” means the certificate or proof of filing of the Articles of Arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA;

“Common Share” means a common share in the capital of the Corporation;

“Corporation” means Coastal Contacts Inc., a corporation existing under the laws of Canada;

“Court” means the Supreme Court of British Columbia;

“Depositary” means the depositary to be chosen by the Purchaser, acting reasonably, to receive the letters of transmittal and disburse the consideration payable to the Shareholders, being a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in Canada;

“Director” means the Director appointed pursuant to section 260 of the CBCA;

“Dissent Rights” has the meaning set out in Section 4.1;

“Dissenting Shareholder” means a registered Shareholder who has validly exercised Dissent Rights in respect of the Arrangement Resolution and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

“Effective Date” means the date shown on the Certificate of Arrangement;

“Effective Time” means 8:30 a.m. (Vancouver time), or such other time as may be specified in writing by the Corporation with the consent of the Purchaser, on the Effective Date;

“Encumbrance” means pledges, liens, charges, security interests, leases, title retention agreements, mortgages, hypothecs (legal or conventional), priorities, title defects, options or adverse claims or encumbrances of any kind or character whatsoever and any agreement, option, right of first refusal, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

“Final Order” means the final order of the Court pursuant to Section 192 of the CBCA approving the Arrangement, as such order may be amended or varied at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Governmental Entity” means (i) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign, (ii) any subdivision, agent or authority of any of the foregoing or (iii) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Interim Order” means the interim order of the Court containing declarations and directions with respect to the Arrangement and providing for, among other things, the calling and holding of the Meeting, as such order may be amended or varied at any time prior to the Final Order or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Law” or “Laws” means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, statutory rules, judicial or arbitral or administrative or ministerial or departmental or

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regulatory judgments, orders, decisions, rulings or awards, including general principles of common and civil law, and terms and conditions of any grant of approval, permission, authority or licence of any Governmental Entity, statutory body or self-regulatory authority, and the term “applicable” with respect to such Laws and in the context that refers to one or more persons, means that such Laws apply to such person or persons or its or their business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the person or persons or its or their business, undertaking or securities;

“Letter of Transmittal” means the letter of transmittal sent by the Corporation to holders of Common Shares for use in connection with the Arrangement;

“Meeting” means the special meeting of the Shareholders, including any adjournment or postponement thereof, to be convened to consider and, if deemed advisable, to adopt the Arrangement Resolution;

“Newco” means 8800499 Canada Inc.;

“person” includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unincorporated organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means this plan of arrangement and any amendment or variation thereto made in accordance with Article 6 herein or of the Acquisition Agreement or upon the direction of the Court in the Final Order;

“Purchaser” means Essilor International (Compagnie générale d’optique), S.A., a corporation incorporated under the laws of France;

“Rights Plan” means the shareholder rights plan agreement of the Corporation dated February 10, 2006;

“Shareholders” means the holders of Common Shares; and

“Tax Act” means the Income Tax Act (Canada).

1.2                               Construction

In this Plan of Arrangement, unless otherwise expressly stated or the context otherwise requires:

(a)                                 references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Plan of Arrangement and not to any particular Section, Article or clause to this Plan of Arrangement;

(b)                                 references to an “Article”, “Section”, or “clause” are references to an Article, Section, or clause of this Plan of Arrangement;

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(c)                                  words importing the singular shall include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders;

(d)                                 the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

(e)                                  if the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day;

(f)                                   a period of Business Days is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Vancouver time) on the last day of the period if the period is a Business Day or at 4:30 p.m. on the next Business Day if the last day of the period does not fall on a Business Day;

(g)                                  references to any legislation or to any provision of any legislation shall include any modification or re-enactment thereof, any legislation provision substituted therefor and all regulations, rules and interpretations issued thereunder or pursuant thereto;

(h)                                 references to any agreement or document shall be to such agreement or document (together with the schedules and exhibits attached thereto), as it may have been or may hereafter be amended, modified, supplemented, waived or restated from time to time; and

(i)                                     wherever the term “includes” or “including” is used, it shall be deemed to mean “includes, without limitation” or “including, without limitation”, respectively.

1.3                               Currency

Unless otherwise indicated, all dollar amounts referred to in this Plan of Arrangement are expressed in Canadian dollars.

1.4                               Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time (Vancouver, British Columbia) unless otherwise stipulated herein.

ARTICLE 2
BINDING EFFECT

2.1                               Binding Effect

This Plan of Arrangement shall become effective at the Effective Time and, at and after the Effective Time, shall be binding on:

(a)                                 the Corporation;

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(b)                                 the Purchaser and Newco;

(c)                                  the Beneficial Shareholders;

(d)                                 the Depositary; and

(e)                                  the registrar and transfer agent in respect of the Common Shares,

in each case without any further authorization, act or formality on the part of any person, except as expressly provided herein.

ARTICLE 3
THE ARRANGEMENT

3.1                               Acquisition Agreement

This Plan of Arrangement is made pursuant to, and subject to, the provisions of the Acquisition Agreement and constitutes an arrangement as referred to in Section 192 of the CBCA.

3.2                               The Arrangement

Commencing at the Effective Time, the following events shall occur and shall be deemed to occur in the following order (at five minute intervals, except as otherwise noted herein) without any further authorization, act or formality on the part of any person:

(a)                                 first, the Rights Plan shall be terminated (and all rights issued thereunder shall expire) and shall be of no further force or effect;

(b)                                 second, the following transactions shall occur simultaneously:

(i)                                     the Common Shares held by each Dissenting Shareholder shall be deemed to be transferred (free and clear of any Encumbrances) by such Dissenting Shareholder to Newco in exchange for a cash payment by or on behalf of Newco in an amount determined in accordance with Section 4.1 for such Common Shares;

(ii)                                  each Common Share outstanding immediately prior to the Effective Time other than (i) Common Shares held by a Dissenting Shareholder and transferred to Newco pursuant to Section 3.2(b)(i) and (ii) Common Shares held by the Purchaser or its Affiliates, shall be transferred by the holder thereof to Newco (free and clear of any Encumbrances) in exchange for a cash payment by or on behalf of Newco (in accordance with Article 5) in an amount equal to the Cash Proceeds per Share in respect of each such Common Share; and

(iii)                               with respect to each Common Share:

(A)                               the holder thereof shall cease to be the holder of such Common Shares and shall cease to have any rights as a holder of such

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Common Shares, other than the right to be paid the amounts for such Common Shares pursuant to Sections 3.2(b)(i) and (ii), as applicable;

(B)                               the holder thereof shall be removed as the holder of such Common Shares from the register of Common Shares maintained by or on behalf of the Corporation; and

(C)                               Newco shall be deemed to be the legal and beneficial holder of such Common Shares (free and clear of any Encumbrances) and shall be entered as the holder of such Common Shares in the register of Common Shares maintained by or on behalf of the Corporation and shall be deemed to be the legal and beneficial owner of such Common Shares (free and clear of any Encumbrances).

3.3                               Adjustments to Consideration

The consideration payable with respect to each Common Share pursuant to Section 3.2(b) will be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend, consolidation, reorganization, recapitalization or other similar change with respect to the Common Shares effected in accordance with the terms of the Acquisition Agreement occurring after the date of the Acquisition Agreement and prior to the Effective Time.

3.4                               Share Certificates

Following the Effective Time, until deposited as contemplated by Section 5.1, the certificates formerly representing Common Shares (other than those held by Dissenting Shareholders or the Purchaser and its Affiliates (if applicable)) shall be deemed at all times to represent only the right, subject to Article 5, to receive from Newco, payment of the cash consideration payable in exchange for such Common Shares in accordance with Section 3.2(b).

3.5                               Transfers Free and Clear

Any transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Encumbrances.

ARTICLE 4
RIGHTS OF DISSENT

4.1                               Rights of Dissent

A holder of Common Shares immediately prior to the Effective Time may exercise rights of dissent (“Dissent Rights”) in accordance with the procedures set out in Section 190 of the CBCA, as modified by this Article 4, the Interim Order and the Final Order, with respect to such Common Shares in connection with the Arrangement, provided that notwithstanding Section 190(5) of the CBCA, the written objection to the Arrangement Resolution contemplated by

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Section 190(5) of the CBCA must be received by the Corporation by 5:00 pm (Vancouver time) on the second Business Day immediately prior to the date of the Meeting. Each Dissenting Shareholder who is:

(a)                                 ultimately determined to be entitled to be paid fair value for such Common Shares, shall (i) be paid by or on behalf of Newco an amount in cash that is equal to the fair value of such Common Shares immediately prior to the adoption of the Arrangement Resolution at the Meeting, and (ii) not be entitled to any other payment or consideration, including any payment or consideration that would have been payable under the Arrangement had such Dissenting Shareholder not exercised Dissent Rights in respect of such Common Shares; or

(b)                                 ultimately not entitled, for any reason, to be paid such fair value for such Common Shares, shall be deemed to have participated in the Arrangement with respect to such Common Shares, as of the Effective Time, on the same basis as a holder of Common Shares that did not exercise Dissent Rights and for the cash consideration set forth in Section 3.2(b)(ii).

4.2                               Recognition of Dissenting Shareholders

(a)                                 In no circumstances shall Newco, the Purchaser, the Corporation or any other person be required to recognize a Dissenting Shareholder as the holder of any Common Share in respect of which Dissent Rights have been validly exercised at and after the Effective Time, and the names of such Dissenting Shareholders shall be removed from the register of Common Shares maintained by or on behalf of the Corporation as at the Effective Time as provided in Section 3.2(b)(iii)(B);  and

(b)                                 in addition to any other restrictions under Section 190 of the CBCA, Shareholders who voted (or have instructed a proxyholder to vote) in favour of the Arrangement Resolution shall not be entitled to exercise Dissent Rights.

ARTICLE 5
CERTIFICATES AND PAYMENTS

5.1                               Payments of Consideration

(a)                                 At or before the Effective Time, Newco shall deposit, or cause to be deposited, with the Depositary, for the benefit of the persons that are holders of Common Shares immediately prior to the Effective Time, an amount of cash equal to the aggregate cash payable to the holders of Common Shares in accordance with Section 3.2(b) (calculated without reference to whether any holders of Common Shares have exercised or may exercise Dissent Rights).

(b)                                 The cash deposited with the Depositary shall be held in an interest-bearing account and any interest earned on such funds shall be for the account of Newco.

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(c)                                  Subject to Article 4 and Section 5.2, holders of Common Shares shall be entitled to obtain from the Depositary, as agent of Newco, cheques in payment of the cash consideration such holders are entitled to receive from Newco under this Plan of Arrangement, by duly completing and executing the Letter of Transmittal and delivering such executed Letter of Transmittal to the Depositary in accordance with the instructions contained in the Letter of Transmittal.  In addition, holders of certificates formerly representing Common Shares must deliver the original certificates formerly representing Common Shares to the Depositary in accordance with the instructions contained in the Letter of Transmittal.

(d)                                 The Purchaser and Newco will cause the Depositary, as soon as a holder of Common Shares becomes entitled to payment of the cash consideration such holder is entitled to receive from Newco under this Plan of Arrangement, as applicable, to:

(i)    forward or cause to be forwarded by first class mail (postage paid) to such holder at the address specified in the Letter of Transmittal;

(ii)   if requested by such holder in the Letter of Transmittal, make available at the offices of the Depositary specified in the Letter of Transmittal for pick-up for such holder; or

(iii)  if the Letter of Transmittal neither specifies an address as described in Section 5.1(d)(i) nor contains a request as described in Section 5.1(d)(ii), forward or cause to be forwarded by first class mail (postage paid) to such holder at the address of such holder as shown in the register of Common Shares maintained by or on behalf of the Corporation;

a cheque representing the net cash payment to such holder of Common Shares in accordance with the provisions of this Plan of Arrangement.

(e)                                  No holder of Common Shares shall be entitled to receive any consideration with respect to such Common Shares other than any cash consideration to which such former holder is entitled to receive pursuant to this Section 5.1.

5.2                               Lost Certificates

In the event any certificate that immediately prior to the Effective Time represented one or more outstanding Common Shares that were transferred to the Newco pursuant to this Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and upon such person otherwise complying with the provisions of Section 5.1, such person shall be entitled to receive, in accordance with the provisions of this Article 5, the cash payment to which such person is entitled pursuant to Section 5.1, less any amount required to be withheld pursuant to Section 5.4; provided that, as a condition precedent to any such issuance or payment, such person shall have provided a bond satisfactory to the Corporation and Newco, in such amount as the Corporation and Newco may direct, or otherwise indemnify the Corporation, Newco, the Purchaser and Depositary in a manner satisfactory to the Corporation, Newco, the Purchaser and Depositary

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against any claim that may be made against the Corporation, Newco, the Purchaser or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3                               Extinction of Rights

Any: (a) certificate that immediately prior to the Effective Time represented one or more outstanding Common Shares that were transferred to the Purchaser pursuant to Section 3.2(b) that is not deposited in the manner required by Section 5.1 prior to the sixth anniversary of the Effective Date; or (b) any payment made by way of cheque by the Depositary pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains on or before the sixth anniversary of the Effective Date shall, in either case, cease to represent a claim or interest of any kind or nature. On such date, any cash to which the holder of such certificate or agreement would otherwise have been entitled and any right or claim to payment hereunder that remains outstanding, as applicable, shall be deemed to have been surrendered for no consideration to Newco. None of the Corporation, Newco, the Purchaser or the Depositary shall be liable to any person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

5.4                               Withholding Rights; Tax Election

The Corporation, Newco, the Purchaser and the Depositary shall be entitled to deduct and withhold from any consideration, dividend or other distribution otherwise payable to any holder of Common Shares such amounts as the Corporation, Newco, the Purchaser or the Depositary determines, acting reasonably, are required or permitted to be deducted and withheld with respect to such payment under Canadian or United States tax laws or any other applicable law. To the extent that the withheld amount may be reduced, the Corporation, Newco, the Purchaser and the Depositary, as the case may be, acting reasonably, shall withhold such lower amount. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the person in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing agency.

5.5                               Interest

Under no circumstances shall interest accrue or be paid by the Purchaser, Newco, the Corporation or the Depositary to persons depositing certificates pursuant to Section 5.1, regardless of any delay making any payment contemplated by this Article 5.

ARTICLE 6
AMENDMENTS

6.1                               Amendments to Plan of Arrangement

(a)                                 The Purchaser and the Corporation may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) agreed to in writing by the Purchaser and the

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Corporation, (iii) filed with the Court and, if made following the Meeting, approved by the Court and (iv) communicated to the Shareholders if and as required by the Court.

(b)                                 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Corporation at any time prior to the Meeting (provided that the Purchaser shall have consented thereto in writing) with or without any other prior notice or communication, and, if so proposed and approved at the Meeting in the manner required by the Interim Order, shall become part of this Plan of Arrangement for all purposes.

(c)                                  Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if (i) it is consented to by each of the Purchaser and the Corporation, and (ii) if required by the Court, it is approved by the Shareholders voting in the manner directed by the Court.

(d)                                 Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time unilaterally by the Purchaser, provided that it concerns a matter that in the opinion of the Purchaser, acting reasonably, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interests of any person that, immediately prior to the Effective Time, was a holder of Common Shares.

(e)                                  This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the provisions of the Acquisition Agreement.

ARTICLE 7
FURTHER ASSURANCES

Notwithstanding that the transactions contemplated in this Plan of Arrangement shall occur and be deemed to occur in the order set out in Section 3.2 and shall become effective without any further act or formality, each of the Corporation, Purchaser and Newco shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

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SCHEDULE B

ARRANGEMENT RESOLUTION

Arrangement under Section 192 of the
Canada Business Corporations Act

BE IT RESOLVED THAT:

1.                                      The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Essilor International (Compagnie générale d’optique), S.A., a corporation existing under the laws of France (the “Purchaser”), 8800499 Canada Inc., a corporation existing under the laws of Canada (“Newco”), Coastal Contacts Inc., a corporation existing under the laws of Canada (the “Corporation”) and the Corporation’s securityholders, as more particularly described and set forth in the management information circular of the Corporation dated [•], 2014 (the “Circular”)  (as the Arrangement may be, or may have been, modified or amended in accordance with its provisions) is hereby authorized, approved and adopted.

2.                                      The plan of arrangement effecting the Arrangement (the “Plan of Arrangement”), the full text of which is set out as Schedule [•] to the Circular, as the same may be, or may have been, modified or amended, is hereby authorized, approved and adopted.

3.                                     The acquisition agreement dated February 26, 2014 (the “Agreement”) between the Corporation the Purchaser and Newco, and all the transactions contemplated therein, the actions of the directors of the Corporation in approving the Arrangement and the actions of the directors and officers of the Corporation in executing and delivering the Agreement and any amendments thereto are hereby ratified and approved.

4.                                      Notwithstanding that this resolution has been passed (and the Plan of Arrangement adopted) by the holders of common shares (“Shareholders”) of the Corporation or that the Arrangement has been approved by the Supreme Court of British Columbia (the “Court”), the directors of the Corporation are hereby authorized and empowered, without further notice to or approval of the Shareholders, (a) to amend the Agreement or the Plan of Arrangement to the extent permitted therein in any manner not inconsistent with an applicable order of the Court and (b) subject to the provisions of the Agreement, not to proceed with the Arrangement.

5.                                      Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute, under the seal of the Corporation or otherwise, and to deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the CBCA in accordance with the Agreement for filing.

6.                                      Any officer or director of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such other documents, instruments and agreements and to perform or cause to be performed all such other acts and things as may be necessary or desirable to implement this resolution or otherwise in connection with the matters authorized or contemplated hereby, such determination to be conclusively evidence by the execution and delivery of any such documents, instruments or agreements and the taking of any such action.

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